Exhibit 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The financial information in this Form 6-K concerning TOTAL S.A. and its subsidiaries and affiliates (collectively, “TOTAL” or the “Group”) with respect to the second quarter of 2015 and six months ended June 30, 2015, has been derived from TOTAL’s unaudited consolidated financial statements for the second quarter of 2015 and six months ended June 30, 2015. The following discussion should be read in conjunction with the unaudited interim consolidated financial statements and the related notes provided elsewhere in this exhibit and with the information, including the audited financial statements and related notes, in TOTAL’s Annual Report on Form 20-F for the year ended December 31, 2014, filed with the Securities and Exchange Commission (“SEC”) on March 26, 2015, as amended on March 27, 2015.

A.   KEY FIGURES FROM THE CONSOLIDATED ACCOUNTS OF TOTAL

2Q15	1Q15	2Q14	2Q15 vs 2Q14	in millions of dollars except earnings per share and number of shares	1H15	1H14	1H15 vs 1H14
44,715	42,313	62,561	-29%	Sales	87,028	123,248	-29%
				Adjusted net operating income from business segments*
1,560	1,359	3,051	-49%	• Upstream	2,919	6,143	-52%
1,349	1,100	401	x3	• Refining & Chemicals	2,449	747	x3
425	321	372	+14%	• Marketing & Services	746	633	+18%
685	590	874	-22%	Equity in net income (loss) of affiliates	1,275	1,347	-5%
1.29	1.16	1.36	-5%	Fully-diluted earnings per share ($)	2.45	2.82	-13%
2,292	2,285	2,281	—	Fully-diluted weighted-average shares (millions)	2,289	2,279	—
2,971	2,663	3,104	-4%	Net income (Group share)	5,634	6,439	-13%
6,590	8,809	8,723	-24%	Investments**	15,399	14,588	+6%
1,893	2,984	631	x3	Divestments	4,877	2,471	x2
4,616	5,825	7,966	-42%	Net investments***	10,441	11,991	-13%
4,732	4,387	5,277	-10%	Cash flow from operations	9,119	10,615	-14%

*	Adjusted results are defined as income using replacement cost, adjusted for special items, excluding the impact of changes for fair value. See “Analysis of business segment results” below for further details. In addition, during the second quarter of 2015, the Group revised the classification in the statement of income of certain taxes related to its participation in the ADCO concession, effective since January 1, 2015. These taxes are now accounted for as operating taxes and therefore reclassified for $498 million from “Income taxes” to “Purchases, net of inventory variation” in the first quarter of 2015. This reclassification affects the adjusted operating income from business segments and the effective income tax rate for the Group but has no impact on net income.
**	Including acquisitions.
***	Net investments = investments including acquisitions – asset sales – other transactions with non-controlling interests.

B.   ANALYSIS OF BUSINESS SEGMENT RESULTS

The financial information for each business segment is reported on the same basis as that used internally by the chief operating decision maker in assessing segment performance and the allocation of segment resources. Due to their particular nature or significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, certain transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred in prior years or are likely to recur in following years.

In accordance with IAS 2, the Group values inventories of petroleum products in the financial statements according to the First-In, First-Out (FIFO) method and other inventories using the weighted-average cost method. Under the FIFO method, the cost of inventory is based on the historic cost of acquisition or manufacture rather than the current replacement cost. In volatile energy markets, this can have a significant distorting effect on the reported income. Accordingly, the adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method in order to facilitate the comparability of the Group’s results with those of its competitors and to help illustrate the operating performance of these segments excluding the impact of oil price changes on the replacement of inventories. In the replacement cost method, which approximates the Last-In, First-Out (LIFO) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end price differential between one period and another or the average prices of the period. The inventory valuation effect is the difference between the results under the FIFO and replacement cost methods.

The effect of changes in fair value presented as an adjustment item reflects, for trading inventories and storage contracts, differences between internal measures of performance used by TOTAL’s management and the accounting for these transactions under IFRS, which requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories recorded at their fair value based on forward prices. Furthermore, TOTAL, in its trading activities, enters into storage contracts, the future effects of which are recorded at fair value in the Group’s internal economic performance. IFRS, by requiring accounting for storage contracts on an accrual basis, precludes recognition of this fair value effect.

The adjusted business segment results (adjusted operating income and adjusted net operating income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value. For further information on the adjustments affecting operating income on a segment-by-segment basis, and for a reconciliation of segment figures to figures reported in TOTAL’s consolidated interim financial statements, see pages 19-25 and 38-47 of this exhibit.

The Group measures performance at the segment level on the basis of net operating income and adjusted net operating income. Net operating income comprises operating income of the relevant segment after deducting the amortization and the depreciation of intangible assets other than leasehold rights, translation adjustments and gains or losses on the sale of assets, as well as all other income and expenses related to capital employed (dividends from non-consolidated companies, income from equity affiliates and capitalized interest expenses) and after income taxes applicable to the above. The income and expenses not included in net operating income that are included in net income are interest expenses related to long-term liabilities net of interest earned on cash and cash equivalents, after applicable income taxes (net cost of net debt and non-controlling interests). Adjusted net operating income excludes the effect of the adjustments (special items and the inventory valuation effect) described above.

B.1.	Upstream segment

➢	Environment — liquids and gas price realizations*

2Q15	1Q15	2Q14	2Q15 vs 2Q14		1H15	1H14	1H15 vs 1H14
61.9	53.9	109.7	-44%	Brent ($/b)	57.8	108.9	-47%
58.2	49.5	103.0	-44%	Average liquids price ($/b)	53.8	102.5	-48%
4.67	5.38	6.52	-28%	Average gas price ($/Mbtu)	5.03	6.80	-26%
45.4	41.8	73.1	-38%	Average hydrocarbons price ($/boe)	43.6	73.2	-40%

*	Consolidated subsidiaries, excluding fixed margins.

➢	Production

2Q15	1Q15	2Q14	2Q15 vs 2Q14	hydrocarbon production	1H15	1H14	1H15 vs 1H14
2,299	2,395	2,054	+12%	Combined production (kboe/d)	2,347	2,116	+11%
1,215	1,240	984	+23%	• Liquids (kb/d)	1,227	1,007	+22%
5,910	6,312	5,867	+1%	• Gas (Mcf/d)	6,110	6,066	+1%

Hydrocarbon production was 2,299 thousand barrels of oil equivalent per day (kboe/d) in the second quarter 2015, an increase of 12% compared to the second quarter 2014, due to the following:

•	+5% for new project start ups, notably CLOV, West Franklin Phase 2 and Termokarstovoye;
•	+7% due to portfolio changes, mainly the addition of the new ADCO concession in the United Arab Emirates, partially offset by asset sales in the North Sea, Nigeria and Azerbaijan;
•	-4% due to the shutdown of production in Yemen; and
•	+4% due to the price effect(1), better field performance and lower maintenance, offsetting natural decline.

In the first half 2015, hydrocarbon production was 2,347 kboe/d, an increase of 11% compared to the first half 2014, due to the following:

•	+4% for new project start ups;
•	+6% due to portfolio changes, noted in the second quarter explanation above;
•	-2% due to the shutdown of production in Yemen; and
•	+3% due to the price effect and better field performance, offsetting natural decline.

(1)	The “price effect” refers to the impact of changing hydrocarbon prices on entitlement volumes from production sharing and buyback contracts. For example, as the price of oil or gas increases above certain pre-determined levels, TOTAL’s share of production normally decreases.

➢	Results

2Q15	1Q15	2Q14	2Q15 vs 2Q14	in millions of dollars	1H15	1H14	1H15 vs 1H14
4,498	5,225	6,205	-28%	Non-Group sales	9,723	12,871	-24%
1,641	199	4,774	-66%	Operating income	1,840	10,186	-82%
354	1,332	36	x10	Adjustments affecting operating income	1,686	125	x13
1,995	1,531	4,810	-59%	Adjusted operating income*	3,526	10,311	-66%
47.3%	48.6%	52.3%		Effective tax rate**	47.9%	56.3%
1,560	1,359	3,051	-49%	Adjusted net operating income*	2,919	6,143	-52%
489	503	769	-36%	• Includes adjusted income from equity affiliates	992	1,502	-34%
5,653	8,151	7,999	-29%	Investments	13,804	13,310	+4%
379	1,162	568	-33%	Divestments	1,541	2,367	-35%
2,713	3,525	4,805	-44%	Cash flow from operating activities	6,238	8,616	-28%

*	Detail of adjustment items shown in the business segment information starting on page 19 of this exhibit. In addition, during the second quarter of 2015, the Group revised the classification in the statement of income of certain taxes related to its participation in the ADCO concession, effective since January 1, 2015. These taxes are now accounted for as operating taxes and therefore reclassified for $498 million from “Income taxes” to “Purchases, net of inventory variation” in the first quarter of 2015. This reclassification affects the adjusted operating income from business segments and the effective income tax rate for the Group but has no impact on net income.
**	Defined as: tax on adjusted net operating income / (adjusted net operating income - income from equity affiliates - dividends received from investments + tax on adjusted net operating income).

Adjusted net operating income from the Upstream segment was:

•

$1,560 million in the second quarter 2015, a decrease of 49% compared to the second quarter 2014, essentially due to the decrease in the average realized price of hydrocarbons, partially offset by an increase in production, a material decrease in operating costs, and a lower effective tax rate, notably in Nigeria and in Congo; and

•	$2,919 million in the first half 2015, a decrease of 52% compared to the first half 2014, for the same reasons.

Adjusted net operating income for the Upstream segment excludes special items. In the second quarter 2015, the exclusion of special items had a positive impact on the segment’s adjusted net operating income of $509 million, consisting essentially of an impairment of assets in Yemen due to security conditions and the impact of a litigation in Qatar, compared to a positive impact of $29 million in the second quarter 2014.

B.2.	Refining & Chemicals segment

➢	Refinery throughput and utilization rates*

2Q15	1Q15	2Q14	2Q15 vs 2Q14		1H15	1H14	1H15 vs 1H14
1,909	1,931	1,622	+18%	Total refinery throughput (kb/d)	1,920	1,662	+16%
613	737	634	-3%	• France	675	626	+8%
875	795	695	+26%	• Rest of Europe	835	741	+13%
421	399	293	+44%	• Rest of world	410	295	+39%
				Utilization rates**
84%	87%	72%		• Based on crude only	85%	72%
87%	88%	74%		• Based on crude and other feedstock	88%	76%

*	Includes share of TotalErg. Results for refineries in South Africa, French Antilles and Italy are reported in the Marketing & Services segment.
**	Based on distillation capacity at the beginning of the year.

Refinery throughput:

•

increased by 18% in the second quarter 2015 compared to the second quarter 2014, due to the start up of SATORP and a lower level of maintenance in Europe. The good reliability of the sites enabled an increase in throughput to take advantage of attractive margins; and

•	increased by 16% in the first half 2015 compared to the first half 2014 for the same reasons. Utilization rates were higher in an environment of favorable margins.

➢	Results

2Q15	1Q15	2Q14	2Q15 vs 2Q14	in millions of dollars except European refining margin indicator (ERMI)	1H15	1H14	1H15 vs 1H14
54.1	47.1	10.9	x5	ERMI ($/t)	50.6	8.7	x6
19,793	17,464	28,143	-30%	Non-Group sales	37,257	55,682	-33%
1,696	1,529	450	x4	Operating income	3,225	615	x5
(92)	(194)	(82)	+12%	Adjustments affecting operating income	(286)	81	n/a
1,604	1,335	368	x3	Adjusted operating income*	2,939	696	x4
1,349	1,100	401	x3	Adjusted net operating income*	2,449	747	x3
135	116	174	-22%	• Contribution of Specialty chemicals**	251	313	-20%
465	434	475	-2%	Investments	899	725	+24%
874	1,766	15	n/a	Divestments	2,640	26	n/a
1,700	314	(133)	n/a	Cash flow from operating activities	2,014	1,460	+38%

*	Detail of adjustment items shown in the business segment information starting on page 19 of this exhibit.
**	Hutchinson and Atotech; Bostik until February 2015.

The European refining margin indicator (“ERMI”) averaged a high level of $54/t in the second quarter 2015 due to strong product demand, particularly gasoline, and significant maintenance activity, notably in Asia. Petrochemical margins were also higher, notably due to limited production capacity as a result of numerous shut downs in the industry.

Adjusted net operating income from the Refining & Chemicals segment was:

•

$1,349 million in the second quarter 2015, more than three times higher than in the second quarter 2014. The segment took full advantage of the higher refining and petrochemicals margins, mainly due to improved site availability and lower level of planned maintenance compared to last year; and

•

$2,449 million for the first half 2015, in a more favorable environment, more than three times higher than the first half 2014, demonstrating the segment’s ability to capture attractive first half 2015 margins by increasing throughput one year after voluntarily reducing throughput in the face of a difficult 2014 environment.

Adjusted net operating income for the Refining & Chemicals segment excludes any after-tax inventory valuation effect and special items. In the second quarter 2015, the exclusion of the inventory valuation effect had a negative impact on the segment’s adjusted net operating income of $138 million compared to a negative impact of $77 million in the second quarter 2014. The exclusion of special items in the second quarter 2015 had a positive impact on the segment’s adjusted net operating income of $117 million compared to a positive impact of $77 million in the second quarter 2014.

Second quarter 2015 divestments included the refinancing of SATORP in Saudi Arabia. Following the successful start up of the refinery, one of the most competitive in the world, TOTAL was able to refinance its shareholder loan under favorable conditions.

B.3.	Marketing & Services segment

➢	Petroleum product sales

2Q15	1Q15	2Q14	2Q15 vs 2Q14	sales in kb/d*	1H15	1H14	1H15 vs 1H14
1,822	1,814	1,833	-1%	Total Marketing & Services sales	1,818	1,742	+4%
1,079	1,103	1,102	-2%	• Europe	1,091	1,080	+1%
743	711	731	+2%	• Rest of world	727	622	+10%

*	Excludes trading and bulk refining sales, which are reported under the Refining & Chemicals segment (see page 8 of this exhibit); includes share of TotalErg.

Petroleum product sales were:

•	stable in the second quarter 2015 compared to the second quarter last year, benefiting from higher sales in growth markets; and
•	4% higher in the first half 2015 compared to the first half 2014, in a more favorable market than last year, which was affected by an unusually mild winter.

➢	Results

2Q15	1Q15	2Q14	2Q15 vs 2Q14	in millions of dollars	1H15	1H14	1H15 vs 1H14
20,419	19,620	28,213	-28%	Non-Group sales	40,039	54,683	-27%
493	438	378	+30%	Operating income	931	713	+31%
(28)	7	27	n/a	Adjustments affecting operating income	(21)	45	n/a
465	445	405	+15%	Adjusted operating income*	910	758	+20%
425	321	372	+14%	Adjusted net operating income*	746	633	+18%
(45)	(42)	(8)	x6	• Contribution of New Energies	(87)	20	n/a
436	215	203	x2	Investments	651	479	+36%
627	52	28	n/a	Divestments	679	54	n/a
379	644	304	+25%	Cash flow from operating activities	1,023	393	x3

*	Detail of adjustment items shown in the business segment information starting on page 19 of this exhibit.

Adjusted net operating income from the Marketing & Services segment was:

•	$425 million in the second quarter 2015, an increase of 14% compared to the second quarter 2014, mainly due to higher margins; and
•	$746 million in the first half 2015, an increase of 18% compared to the first half 2014.

Adjusted net operating income for the Marketing & Services segment excludes any after-tax inventory valuation effect and special items. In the second quarter 2015, the exclusion of the inventory valuation effect had a negative impact on the segment’s adjusted net operating income of $43 million compared to a positive impact of $3 million in the second quarter 2014. The exclusion of special items in the second quarter 2015 had a negative impact on the segment’s adjusted net operating income of $335 million, consisting essentially of a gain on the disposal of Totalgaz, compared to a positive impact of $21 million in the second quarter 2014.

C.	GROUP RESULTS

➢	Net income (Group share)

Net income (Group share) was:

•

$2,971 million in the second quarter 2015 compared to $3,104 million in the second quarter 2014, a decrease of only 4% in an unfavorable environment. The Upstream was affected by the lower Brent price, which decreased by 44%, partially offset by a 12% increase in production and the effects of the Group’s cost reduction program. In addition, the Downstream segments reported excellent results, benefiting from higher margins; and

•

$5,634 million in the first half 2015 compared to $6,439 million in the first half 2014, a decrease of 13% in an environment where the Brent price dropped by 47%. The Group fully benefited from its cost reduction program, the resilience of the Upstream segment and the strong performance of the Downstream segments.

In the second quarter 2015, total adjustments affecting net income (Group share) were -$114 million, including asset impairment charges of $245 million (consisting essentially of impairments due to the degraded security conditions in Yemen, the unfavorable economic environment leading to the Group discontinuing the development of certain assets and an impairment loss related to the sale of Total Coal South Africa) gains on disposals of assets of $327 million (consisting essentially of a gain on the disposal of Totalgaz) and other charges of $364 million (including charges related to the impact of a litigation in Qatar), compared to -$47 million in the second quarter 2014.

In the first half 2015, total adjustments affecting net income (Group share) were -$53 million, including asset impairment charges of $1,354 million (consisting essentially of impairments due to the degraded security conditions in Libya and Yemen as well as the impairments described above), gains on disposals of assets of $1,329 million (consisting essentially of gains on the disposals of Bostik, Totalgaz and OML 29 in Nigeria) and other charges of $321 million (including the impact of the UK tax changes on deferred tax and the Qatar charge described above), compared to -$39 million in the first half 2014, including asset impairment charges of $426 million (comprised mainly of the impairment of the Shtokman project in Russia) and gains on disposals of assets of $599 million (comprised mainly of the gain realized on the sale (partial IPO) of an interest in Gaztransport & Technigaz (GTT)). For additional information concerning adjustment items in the second quarter and first half 2015, refer to page 29 of this exhibit.

The number of fully-diluted shares was 2,294 million on June 30, 2015, and 2,284 million on June 30, 2014.

➢	Divestments — acquisitions

Asset sales were:

•	$733 million in the second quarter 2015, comprised mainly of the sale of Totalgaz; and
•	$3,472 million in the first half 2015, comprised mainly of the sales of Bostik, the Group’s interests in OML 18 and 29 in Nigeria and Totalgaz.

Acquisitions were:

•	$282 million in the second quarter 2015; and
•	$2,777 million in the first half 2015, comprised mainly of the entry into the new ADCO concession in the United Arab Emirates and the carry on the Utica gas and condensate field in the United States.

➢	Cash flow

The Group’s net cash flow(1) was:

•

$116 million in the second quarter 2015 compared to -$2,689 million in the second quarter 2014. This increase was mainly due to a sharp decline in organic investments, including the refinancing of SATORP, and the resilience of cash flow from operations in a lower Brent price environment, mainly due to the strong performance of the Downstream segments; and

•

-$1,322 million in the first half 2015 compared to -$1,376 million in the first half 2014; an increase of 4%, showing good resistance to the 47% drop in the Brent price, mainly due to the resilience of the Upstream segment and the performance of the Downstream segments. The organic investments are in line with the objective of $23-24 billion for the year.

D.   SUMMARY AND OUTLOOK

After having recovered slightly in the second quarter, oil prices have fallen by about 10% since the beginning of July. In this context, the Group is focused on delivering its new project start ups and implementing cost reductions to sustainably reduce its breakeven and maximize cash flow. The rapid implementation of this industrial response to the weaker environment has already begun to bear positive results in the first half of the year, and it will also underpin the Group’s success in the second half and beyond.

In the Upstream segment, the start-ups of Surmont Phase 2, GLNG and Laggan-Tormore are expected in the second half. Production is expected to increase by more than 8% this year despite the shutdown of Yemen LNG.

In the Downstream, market conditions remained favorable at the start of the third quarter. The increase in demand, notably for gasoline, is positive for refining, without, however, eliminating the overcapacity in the market. The Group’s teams are continuing to reduce costs and adapt the sites, making them resistant to unfavorable environments.

Finally, after announcing the sale of interests in gas fields located in the West of Shetland area of the United Kingdom and in the Schwedt refinery in Germany for a combined amount of 1.2 billion dollars, TOTAL is pursuing discussions for the sale of several other assets.

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on the beliefs and assumptions of the management of TOTAL and on the information currently available to such management. Forward-looking statements include information concerning forecasts, projections, anticipated synergies, and other information concerning possible or assumed future results of TOTAL, and may be preceded by, followed by, or otherwise include the words “believes”, “expects”, “anticipates”, “intends”, “plans”, “targets”, “estimates” or similar expressions.

Forward-looking statements are not assurances of results or values. They involve risks, uncertainties and assumptions. TOTAL’s future results and share value may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond TOTAL’s ability to control or predict. Except for its ongoing obligations to disclose material information as required by applicable securities laws, TOTAL does not have any intention or obligation to update forward-looking statements after the distribution of this document, even if new information, future events or other circumstances have made them incorrect or misleading.

(1)	Net cash flow = cash flow from operations – net investments (including other transactions with non-controlling interests).

You should understand that various factors, certain of which are discussed elsewhere in this document and in the documents referred to in, or incorporated by reference into, this document, could affect the future results of TOTAL and could cause results to differ materially from those expressed in such forward-looking statements, including:

•

material adverse changes in general economic conditions or in the markets served by TOTAL, including changes in the prices of oil, natural gas, refined products, petrochemical products and other chemicals;

•	changes in currency exchange rates and currency devaluations;
•	the success and the economic efficiency of oil and natural gas exploration, development and production programs, including without limitation, those that are not controlled and/or operated by TOTAL;
•	uncertainties about estimates of changes in proven and potential reserves and the capabilities of production facilities;
•	uncertainties about the ability to control unit costs in exploration, production, refining and marketing (including refining margins) and chemicals;
•	changes in the current capital expenditure plans of TOTAL;
•	the ability of TOTAL to realize anticipated cost savings, synergies and operating efficiencies;
•	the financial resources of competitors;
•	changes in laws and regulations, including tax and environmental laws and industrial safety regulations;
•	the quality of future opportunities that may be presented to or pursued by TOTAL;
•	the ability to generate cash flow or obtain financing to fund growth and the cost of such financing and liquidity conditions in the capital markets generally;
•	the ability to obtain governmental or regulatory approvals;
•	the ability to respond to challenges in international markets, including political or economic conditions, including international armed conflict, and trade and regulatory matters;
•	the ability to complete and integrate appropriate acquisitions, strategic alliances and joint ventures;
•

changes in the political environment that adversely affect exploration, production licenses and contractual rights or impose minimum drilling obligations, price controls, nationalization or expropriation, and regulation of refining and marketing, chemicals and power generating activities;

•	the possibility that other unpredictable events such as labor disputes or industrial accidents will adversely affect the business of TOTAL; and
•	the risk that TOTAL will inadequately hedge the price of crude oil or finished products.

For additional factors, you should read the information set forth under “Item 3. Risk Factors”, “Item 4. Information on the Company — Other Matters”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in TOTAL’s Form 20-F for the year ended December 31, 2014.

OPERATING INFORMATION BY SEGMENT

•	Upstream

2Q15	1Q15	2Q14	2Q15 vs 2Q14	Combined liquids and gas production by region (kboe/d)	1H15	1H14	1H15 vs 1H14
360	393	329	+9%	Europe	376	361	+4%
663	687	618	+7%	Africa	675	637	+6%
477	540	380	+26%	Middle East	508	393	+29%
107	98	91	+18%	North America	103	86	+20%
156	155	157	-1%	South America	155	158	-2%
251	261	238	+5%	Asia-Pacific	256	240	+7%
285	261	241	+18%	CIS	274	241	+14%

2,299	2,395	2,054	+12%	Total production	2,347	2,116	+11%

547	573	544	+1%	• Includes equity affiliates	560	563	-1%

2Q15	1Q15	2Q14	2Q15 vs 2Q14	Liquids production by region (kb/d)	1H15	1H14	1H15 vs 1H14
159	162	159	—	Europe	160	165	-3%
530	551	482	+10%	Africa	540	495	+9%
347	358	190	+83%	Middle East	353	197	+79%
48	41	40	+20%	North America	44	37	+19%
48	50	50	-4%	South America	49	50	-2%
32	37	29	+10%	Asia-Pacific	34	29	+17%
51	41	34	+50%	CIS	47	34	+38%

1,215	1,240	984	+23%	Total production	1,227	1,007	+22%

218	207	197	+11%	• Includes equity affiliates	213	202	+5%

2Q15	1Q15	2Q14	2Q15 vs 2Q14	Gas production by region (Mcf/d)	1H15	1H14	1H15 vs 1H14
1,086	1,265	936	+16%	Europe	1,175	1,075	+9%
663	687	710	-7%	Africa	675	729	-7%
720	999	1,042	-31%	Middle East	859	1,073	-20%
332	315	285	+16%	North America	323	276	+17%
602	589	601	—	South America	596	605	-1%
1,258	1,298	1,188	+6%	Asia-Pacific	1,278	1,194	+7%
1,249	1,159	1,105	+13%	CIS	1,204	1,114	+8%

5,910	6,312	5,867	+1%	Total production	6,110	6,066	+1%

1,764	1,963	1,895	-7%	• Includes equity affiliates	1,863	1,962	-5%

2Q15	1Q15	2Q14	2Q15 vs 2Q14	Liquefied natural gas	1H15	1H14	1H15 vs 1H14
2.34	2.77	2.96	-21%	LNG sales* (Mt)	5.11	6.11	-16%

*	Sales, Group share, excluding trading; 2014 data restated to reflect volume estimates for Bontang LNG in Indonesia based on the 2014 SEC coefficient.

•	Downstream (Refining & Chemicals and Marketing & Supply)

2Q15	1Q15	2Q14	2Q15 vs 2Q14	Refined product sales by region (kb/d)*	1H15	1H14	1H15 vs 1H14
2,100	2,056	2,017	+4%	Europe**	2,078	2,011	+3%
657	663	587	+12%	Africa	660	531	+24%
625	581	643	-3%	Americas	603	559	+8%
641	657	611	+5%	Rest of world	649	592	+10%

4,023	3,957	3,858	+4%	Total consolidated sales	3,990	3,693	+8%

632	628	576	+10%	• Includes bulk sales	630	605	+4%
1,569	1,515	1,449	+8%	• Includes trading	1,542	1,346	+15%

*	Includes share of TotalErg.
**	Restated historical amounts.

INVESTMENTS — DIVESTMENTS

2Q15	1Q15	2Q14	2Q15 vs 2Q14	in millions of dollars	1H15	1H14	1H15 vs 1H14
5,148	6,069	7,193	-28%	Investments excluding acquisitions	11,217	12,395	-10%
396	399	362	+9%	• Capitalized exploration	796	681	+17%
391	793	1,075	-64%	• Increase in non-current loans	1,184	1,336	-11%
(1,160)	(245)	(430)	x3	• Repayment of non-current loans	(1,405)	(794)	+77%
282	2,495	1,100	-74%	Acquisitions	2,777	1,399	x2
733	2,739	201	x4	Asset sales	3,472	1,677	x2
81	—	126	-36%	Other transactions with non-controlling interests	81	126	-36%
4,616	5,825	7,966	-42%	Net investments*	10,441	11,991	-13%

*	Net investments = investments including acquisitions — asset sales — other transactions with non-controlling interests.

NET-DEBT-TO-EQUITY RATIO

in millions of dollars	6/30/2015	3/31/2015	6/30/2014
Current borrowings	13,114	13,604	13,525
Net current financial assets	(2,351)	(2,262)	(531)
Net financial assets classified as held for sale	(16)	(27)	(62)
Non-current financial debt	43,363	41,827	39,433
Hedging instruments of non-current debt	(1,157)	(1,275)	(1,973)
Cash and cash equivalents	(27,322)	(25,051)	(22,166)

Net debt	25,631	26,816	28,226

Shareholders’ equity	97,244	95,096	102,872
Estimated dividend payable	(1,561)	(2,988)	(1,894)
Non-controlling interests	3,104	3,024	3,344

Equity	98,787	95,132	104,322

Net-debt-to-equity ratio	25.9%	28.2%	27.1%

RETURN ON AVERAGE CAPITAL EMPLOYED

•	Twelve months ended June 30, 2015

in millions of dollars	Upstream	Refining & Chemicals	Marketing & Services
Adjusted net operating income	7,280	4,191	1,367
Capital employed at 6/30/2014*	103,572	19,265	10,324
Capital employed at 6/30/2015*	107,214	12,013	8,234
ROACE	6.9%	26.8%	14.7%
* At replacement cost (excluding after-tax inventory effect). • Twelve months ended March 31, 2015
in millions of dollars	Upstream	Refining & Chemicals	Marketing & Services
Adjusted net operating income	8,771	3,243	1,314
Capital employed at 3/31/2014*	97,924	18,516	10,314
Capital employed at 3/31/2015*	103,167	12,534	7,928
ROACE	8.7%	20.9%	14.4%
* At replacement cost (excluding after-tax inventory effect). • Full-year 2014
in millions of dollars	Upstream	Refining & Chemicals	Marketing & Services
Adjusted net operating income	10,504	2,489	1,254
Capital employed at 12/31/2013*	95,529	19,752	10,051
Capital employed at 12/31/2014*	100,497	13,451	8,825
ROACE	10.7%	15.0%	13.3%

*	At replacement cost (excluding after-tax inventory effect).

MAIN INDICATORS

Chart updated around the middle of the month following the end of each quarter.

	€/$	ERMI* ($/t)**	Brent ($/b)	Average liquids price ($/b)***	Average gas price ($/Mbtu)***
Second quarter 2015	1.11	54.1	61.9	58.2	4.67
First quarter 2015	1.13	47.1	53.9	49.5	5.38
Fourth quarter 2014	1.25	27.6	76.6	61.7	6.29
Third quarter 2014	1.33	29.9	101.9	94.0	6.40
Second quarter 2014	1.37	10.9	109.7	103.0	6.52

*	The European Refining Margin Indicator (“ERMI”) is a Group indicator intended to represent the margin after variable costs for a hypothetical complex refinery located around Rotterdam in Northern Europe that processes a mix of crude oil and other inputs commonly supplied to this region to produce and market the main refined products at prevailing prices in this region. The indicator margin may not be representative of the actual margins achieved by the Group in any period because of the Group’s particular refinery configurations, product mix effects or other company-specific operating conditions.
**	$1/t = $0.136/b.
***	Consolidated subsidiaries, excluding fixed margin contracts, including hydrocarbon production overlifting/underlifting position valued at market price.

Disclaimer: data is based on TOTAL’s reporting, is not audited and is subject to change.

CONSOLIDATED STATEMENT OF INCOME

TOTAL

(unaudited)

(M$) (a)	2nd quarter 2015	1st quarter 2015	2nd quarter 2014

Sales	44,715	42,313	62,561
Excise taxes	(5,446)	(5,350)	(6,354)
Revenues from sales	39,269	36,963	56,207

Purchases, net of inventory variation *	(26,353)	(24,204)	(40,371)
Other operating expenses	(6,031)	(6,272)	(7,229)
Exploration costs	(352)	(637)	(301)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,831)	(3,872)	(2,929)
Other income	722	1,621	96
Other expense	(396)	(442)	(163)

Financial interest on debt	(231)	(262)	(266)
Financial income from marketable securities & cash equivalents	28	31	31
Cost of net debt	(203)	(231)	(235)

Other financial income	255	142	265
Other financial expense	(163)	(166)	(183)

Equity in net income (loss) of affiliates	685	590	874

Income taxes *	(1,589)	(984)	(2,902)
Consolidated net income	3,013	2,508	3,129
Group share	2,971	2,663	3,104
Non-controlling interests	42	(155)	25
Earnings per share ($)	1.29	1.16	1.37
Fully-diluted earnings per share ($)	1.29	1.16	1.36
(a)	Except for per share amounts.

* During the second quarter of 2015, the Group revised the classification in the statement of income of certain taxes related to its participation in the ADCO concession, effective since January 1, 2015. These taxes are now accounted for as operating taxes and were therefore reclassified for $498 million from “Income taxes” to “Purchases, net of inventory variation” for the first quarter of 2015. This reclassification has no impact on net income.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TOTAL

(unaudited)

(M$)	2nd quarter 2015	1st quarter 2015	2nd quarter 2014

Consolidated net income	3,013	2,508	3,129

Other comprehensive income

Actuarial gains and losses	248	(95)	(416)
Tax effect	(81)	(36)	154
Currency translation adjustment generated by the parent company	2,963	(8,192)	(732)
Items not potentially reclassifiable to profit and loss	3,130	(8,323)	(994)
Currency translation adjustment	(1,160)	3,748	512
Available for sale financial assets	(12)	8	(6)
Cash flow hedge	36	(130)	30
Share of other comprehensive income of equity affiliates, net amount	(201)	1,042	436
Other	(2)	3	(4)
Tax effect	(8)	37	(5)
Items potentially reclassifiable to profit and loss	(1,347)	4,708	963
Total other comprehensive income (net amount)	1,783	(3,615)	(31)

Comprehensive income	4,796	(1,107)	3,098
Group share	4,749	(916)	3,078
Non-controlling interests	47	(191)	20

CONSOLIDATED STATEMENT OF INCOME

TOTAL

(unaudited)

(M$) (a)	1st half 2015	1st half 2014

Sales	87,028	123,248
Excise taxes	(10,796)	(12,186)
Revenues from sales	76,232	111,062

Purchases, net of inventory variation	(50,557)	(78,703)
Other operating expenses	(12,303)	(14,593)
Exploration costs	(989)	(920)
Depreciation, depletion and amortization of tangible assets and mineral interests	(6,703)	(5,674)
Other income	2,343	1,196
Other expense	(838)	(312)

Financial interest on debt	(493)	(467)
Financial income from marketable securities & cash equivalents	59	50
Cost of net debt	(434)	(417)

Other financial income	397	426
Other financial expense	(329)	(349)

Equity in net income (loss) of affiliates	1,275	1,347

Income taxes	(2,573)	(6,499)
Consolidated net income	5,521	6,564
Group share	5,634	6,439
Non-controlling interests	(113)	125
Earnings per share ($)	2.46	2.84
Fully-diluted earnings per share ($)	2.45	2.82
(a)	Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TOTAL

(unaudited)

(M$)	1st half 2015	1st half 2014

Consolidated net income	5,521	6,564

Other comprehensive income

Actuarial gains and losses	153	(615)
Tax effect	(117)	211
Currency translation adjustment generated by the parent company	(5,229)	(729)
Items not potentially reclassifiable to profit and loss	(5,193)	(1,133)
Currency translation adjustment	2,588	548
Available for sale financial assets	(4)	(3)
Cash flow hedge	(94)	65
Share of other comprehensive income of equity affiliates, net amount	841	(20)
Other	1	(7)
Tax effect	29	(18)
Items potentially reclassifiable to profit and loss	3,361	565
Total other comprehensive income (net amount)	(1,832)	(568)

Comprehensive income	3,689	5,996
Group share	3,833	5,879
Non-controlling interests	(144)	117

CONSOLIDATED BALANCE SHEET

TOTAL

(M$)	June 30, 2015 (unaudited)	March 31, 2015 (unaudited)	December 31, 2014	June 30, 2014 (unaudited)

ASSETS

Non-current assets
Intangible assets, net	16,101	16,236	14,682	18,995
Property, plant and equipment, net	110,023	105,806	106,876	108,468
Equity affiliates : investments and loans	19,380	19,552	19,274	21,256
Other investments	1,248	1,325	1,399	1,786
Hedging instruments of non-current financial debt	1,157	1,275	1,319	1,973
Deferred income taxes	3,145	3,435	4,079	2,842
Other non-current assets	4,047	4,093	4,192	4,263

Total non-current assets	155,101	151,722	151,821	159,583

Current assets
Inventories, net	17,373	15,393	15,196	23,484
Accounts receivable, net	14,415	15,458	15,704	21,698
Other current assets	15,072	14,576	15,702	16,519
Current financial assets	2,439	2,464	1,293	1,003
Cash and cash equivalents	27,322	25,051	25,181	22,166
Assets classified as held for sale	2,754	3,257	4,901	4,317

Total current assets	79,375	76,199	77,977	89,187

Total assets	234,476	227,921	229,798	248,770

LIABILITIES & SHAREHOLDERS’ EQUITY

Shareholders’ equity
Common shares	7,549	7,519	7,518	7,511
Paid-in surplus and retained earnings	103,286	102,755	94,646	101,100
Currency translation adjustment	(9,243)	(10,830)	(7,480)	(1,436)
Treasury shares	(4,348)	(4,348)	(4,354)	(4,303)

Total shareholders’ equity - Group share	97,244	95,096	90,330	102,872

Non-controlling interests	3,104	3,024	3,201	3,344

Total shareholders’ equity	100,348	98,120	93,531	106,216

Non-current liabilities
Deferred income taxes	13,458	13,557	14,810	16,397
Employee benefits	4,426	4,483	4,758	4,725
Provisions and other non-current liabilities	17,353	17,050	17,545	17,445
Non-current financial debt	43,363	41,827	45,481	39,433

Total non-current liabilities	78,600	76,917	82,594	78,000

Current liabilities
Accounts payable	22,469	22,043	24,150	28,902
Other creditors and accrued liabilities	18,718	15,750	16,641	19,994
Current borrowings	13,114	13,604	10,942	13,525
Other current financial liabilities	88	202	180	472
Liabilities directly associated with the assets classified as held for sale	1,139	1,285	1,760	1,661

Total current liabilities	55,528	52,884	53,673	64,554

Total liabilities and shareholders’ equity	234,476	227,921	229,798	248,770

CONSOLIDATED STATEMENT OF CASH FLOW

TOTAL

(unaudited)

(M$)	2nd quarter 2015	1st quarter 2015	2nd quarter 2014

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	3,013	2,508	3,129
Depreciation, depletion and amortization	3,113	4,424	3,087
Non-current liabilities, valuation allowances and deferred taxes	285	(446)	(156)
Impact of coverage of pension benefit plans	-	-	-
(Gains) losses on disposals of assets	(459)	(1,357)	(17)
Undistributed affiliates’ equity earnings	(221)	(68)	(125)
(Increase) decrease in working capital	(835)	(476)	(771)
Other changes, net	(164)	(198)	130
Cash flow from operating activities	4,732	4,387	5,277

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(5,991)	(7,956)	(6,800)
Acquisitions of subsidiaries, net of cash acquired	(3)	(7)	(414)
Investments in equity affiliates and other securities	(205)	(53)	(434)
Increase in non-current loans	(391)	(793)	(1,075)
Total expenditures	(6,590)	(8,809)	(8,723)
Proceeds from disposals of intangible assets and property, plant and equipment	221	959	135
Proceeds from disposals of subsidiaries, net of cash sold	403	1,758	-
Proceeds from disposals of non-current investments	109	22	66
Repayment of non-current loans	1,160	245	430
Total divestments	1,893	2,984	631
Cash flow used in investing activities	(4,697)	(5,825)	(8,092)

CASH FLOW USED IN FINANCING ACTIVITIES

Issuance (repayment) of shares:
- Parent company shareholders	438	12	304
- Treasury shares	-	-	-
Dividends paid:
- Parent company shareholders	(6)	(1,566)	(1,901)
- Non-controlling interests	(70)	(2)	(139)
Issuance of perpetual subordinated notes	-	5,616	-
Payments on perpetual subordinated notes	-	-	-
Other transactions with non-controlling interests	81	-	126
Net issuance (repayment) of non-current debt	1,635	136	2,931
Increase (decrease) in current borrowings	(512)	423	956
Increase (decrease) in current financial assets and liabilities	(79)	(1,022)	65
Cash flow used in financing activities	1,487	3,597	2,342
Net increase (decrease) in cash and cash equivalents	1,522	2,159	(473)
Effect of exchange rates	749	(2,289)	(148)
Cash and cash equivalents at the beginning of the period	25,051	25,181	22,787
Cash and cash equivalents at the end of the period	27,322	25,051	22,166

CONSOLIDATED STATEMENT OF CASH FLOW

TOTAL

(unaudited)

(M$)	1st half 2015	1st half 2014

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	5,521	6,564
Depreciation, depletion and amortization	7,537	6,261
Non-current liabilities, valuation allowances and deferred taxes	(161)	243
Impact of coverage of pension benefit plans	-	-
(Gains) losses on disposals of assets	(1,816)	(1,040)
Undistributed affiliates’ equity earnings	(289)	(114)
(Increase) decrease in working capital	(1,311)	(1,456)
Other changes, net	(362)	157
Cash flow from operating activities	9,119	10,615

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(13,947)	(12,248)
Acquisitions of subsidiaries, net of cash acquired	(10)	(414)
Investments in equity affiliates and other securities	(258)	(590)
Increase in non-current loans	(1,184)	(1,336)
Total expenditures	(15,399)	(14,588)
Proceeds from disposals of intangible assets and property, plant and equipment	1,180	1,155
Proceeds from disposals of subsidiaries, net of cash sold	2,161	-
Proceeds from disposals of non-current investments	131	522
Repayment of non-current loans	1,405	794
Total divestments	4,877	2,471
Cash flow used in investing activities	(10,522)	(12,117)

CASH FLOW USED IN FINANCING ACTIVITIES

Issuance (repayment) of shares:
- Parent company shareholders	450	337
- Treasury shares	-	-
Dividends paid:
- Parent company shareholders	(1,572)	(3,736)
- Non-controlling interests	(72)	(146)
Issuance of perpetual subordinated notes	5,616	-
Payments on perpetual subordinated notes	-	-
Other transactions with non-controlling interests	81	126
Net issuance (repayment) of non-current debt	1,771	7,120
Increase (decrease) in current borrowings	(89)	(211)
Increase (decrease) in current financial assets and liabilities	(1,101)	(52)
Cash flow used in financing activities	5,084	3,438
Net increase (decrease) in cash and cash equivalents	3,681	1,936
Effect of exchange rates	(1,540)	30
Cash and cash equivalents at the beginning of the period	25,181	20,200
Cash and cash equivalents at the end of the period	27,322	22,166

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

TOTAL

(unaudited)

	Common shares issued		Paid-in	Currency translation adjustment	Treasury shares		Shareholders’ equity - Group share	Non- controlling interests	Total shareholders’ equity
(M$)	Number	Amount	surplus and retained earnings		Number	Amount
As of January 1, 2014	2,377,678,160	7,493	98,254	(1,203)	(109,214,448)	(4,303)	100,241	3,138	103,379
Net income of the first half 2014	-	-	6,439	-	-	-	6,439	125	6,564
Other comprehensive Income	-	-	(329)	(231)	-	-	(560)	(8)	(568)
Comprehensive Income	-	-	6,110	(231)	-	-	5,879	117	5,996
Dividend	-	-	(3,794)	-	-	-	(3,794)	(146)	(3,940)
Issuance of common shares	5,192,417	18	319	-	-	-	337	-	337
Purchase of treasury shares	-	-	-	-	-	-	-	-	-
Sale of treasury shares (1)	-	-	-	-	7,200	-	-	-	-
Share-based payments	-	-	82	-	-	-	82	-	82
Share cancellation	-	-	-	-	-	-	-	-	-
Issuance of perpetual subordinated notes	-	-	-	-	-	-	-	-	-
Payments on perpetual subordinated notes	-	-	-	-	-	-	-	-	-
Other operations with non-controlling interests	-	-	128	(2)	-	-	126	183	309
Other items	-	-	1	-	-	-	1	52	53
As of June 30, 2014	2,382,870,577	7,511	101,100	(1,436)	(109,207,248)	(4,303)	102,872	3,344	106,216
Net income from July 1 to December 31, 2014	-	-	(2,195)	-	-	-	(2,195)	(119)	(2,314)
Other comprehensive Income	-	-	(578)	(6,044)	-	-	(6,622)	(35)	(6,657)
Comprehensive Income	-	-	(2,773)	(6,044)	-	-	(8,817)	(154)	(8,971)
Dividend	-	-	(3,584)	-	-	-	(3,584)	(8)	(3,592)
Issuance of common shares	2,396,948	7	76	-	-	-	83	-	83
Purchase of treasury shares	-	-	-	-	(4,386,300)	(283)	(283)	-	(283)
Sale of treasury shares (1)	-	-	(232)	-	4,232,135	232	-	-	-
Share-based payments	-	-	32	-	-	-	32	-	32
Share cancellation	-	-	-	-	-	-	-	-	-
Issuance of perpetual subordinated notes	-	-	-	-	-	-	-	-	-
Payments on perpetual subordinated notes	-	-	-	-	-	-	-	-	-
Other operations with non-controlling interests	-	-	20	-	-	-	20	12	32
Other items	-	-	7	-	-	-	7	7	14
As of December 31, 2014	2,385,267,525	7,518	94,646	(7,480)	(109,361,413)	(4,354)	90,330	3,201	93,531
Net income of the first half 2015	-	-	5,634	-	-	-	5,634	(113)	5,521
Other comprehensive Income	-	-	(38)	(1,763)	-	-	(1,801)	(31)	(1,832)
Comprehensive Income	-	-	5,596	(1,763)	-	-	3,833	(144)	3,689
Dividend	-	-	(3,123)	-	-	-	(3,123)	(72)	(3,195)
Issuance of common shares	11,092,565	31	419	-	-	-	450	-	450
Purchase of treasury shares	-	-	-	-	-	-	-	-	-
Sale of treasury shares (1)	-	-	(6)	-	103,150	6	-	-	-
Share-based payments	-	-	69	-	-	-	69	-	69
Share cancellation	-	-	-	-	-	-	-	-	-
Issuance of perpetual subordinated notes	-	-	5,616	-	-	-	5,616	-	5,616
Payments on perpetual subordinated notes	-	-	(31)	-	-	-	(31)	-	(31)
Other operations with non-controlling interests	-	-	21	-	-	-	21	57	78
Other items	-	-	79	-	-	-	79	62	141
As of June 30, 2015	2,396,360,090	7,549	103,286	(9,243)	(109,258,263)	(4,348)	97,244	3,104	100,348

(1)	Treasury shares related to the restricted stock grants.

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

2nd quarter 2015 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	4,498	19,793	20,419	5	-	44,715
Intersegment sales	4,921	7,383	223	56	(12,583)	-
Excise taxes	-	(1,007)	(4,439)	-	-	(5,446)
Revenues from sales	9,419	26,169	16,203	61	(12,583)	39,269
Operating expenses	(5,449)	(24,182)	(15,508)	(180)	12,583	(32,736)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,329)	(291)	(202)	(9)	-	(2,831)
Operating income	1,641	1,696	493	(128)	-	3,702
Equity in net income (loss) of affiliates and other items	319	107	503	174	-	1,103
Tax on net operating income	(909)	(433)	(193)	(93)	-	(1,628)
Net operating income	1,051	1,370	803	(47)	-	3,177
Net cost of net debt						(164)
Non-controlling interests						(42)
Net income						2,971

2nd quarter 2015 (adjustments) (a) (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	(158)	-	-	-	-	(158)
Intersegment sales	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-
Revenues from sales	(158)	-	-	-	-	(158)
Operating expenses	(2)	123	51	-	-	172
Depreciation, depletion and amortization of tangible assets and mineral interests	(194)	(31)	(23)	-	-	(248)
Operating income (b)	(354)	92	28	-	-	(234)
Equity in net income (loss) of affiliates and other items	(191)	(71)	374	-	-	112
Tax on net operating income	36	-	(24)	-	-	12
Net operating income (b)	(509)	21	378	-	-	(110)
Net cost of net debt						-
Non-controlling interests						(4)
Net income						(114)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect
On operating income	-	199	51	-
On net operating income	-	138	43	-

2nd quarter 2015 (adjusted) (M$) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	4,656	19,793	20,419	5	-	44,873
Intersegment sales	4,921	7,383	223	56	(12,583)	-
Excise taxes	-	(1,007)	(4,439)	-	-	(5,446)
Revenues from sales	9,577	26,169	16,203	61	(12,583)	39,427
Operating expenses	(5,447)	(24,305)	(15,559)	(180)	12,583	(32,908)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,135)	(260)	(179)	(9)	-	(2,583)
Adjusted operating income	1,995	1,604	465	(128)	-	3,936
Equity in net income (loss) of affiliates and other items	510	178	129	174	-	991
Tax on net operating income	(945)	(433)	(169)	(93)	-	(1,640)
Adjusted net operating income	1,560	1,349	425	(47)	-	3,287
Net cost of net debt						(164)
Non-controlling interests						(38)
Adjusted net income						3,085
Adjusted fully-diluted earnings per share ($)						1.34
(a) Except for earnings per share.

2nd quarter 2015 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	5,653	465	436	36	-	6,590
Total divestments	379	874	627	13	-	1,893
Cash flow from operating activities	2,713	1,700	379	(60)	-	4,732

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

1st quarter 2015 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	5,225	17,464	19,620	4	-	42,313
Intersegment sales	4,384	6,967	272	52	(11,675)	-
Excise taxes	-	(933)	(4,417)	-	-	(5,350)
Revenues from sales	9,609	23,498	15,475	56	(11,675)	36,963
Operating expenses	(5,969)	(21,717)	(14,863)	(239)	11,675	(31,113)
Depreciation, depletion and amortization of tangible assets and mineral interests	(3,441)	(252)	(174)	(5)	-	(3,872)
Operating income	199	1,529	438	(188)	-	1,978
Equity in net income (loss) of affiliates and other items	769	762	(80)	294	-	1,745
Tax on net operating income	(368)	(446)	(131)	(82)	-	(1,027)
Net operating income	600	1,845	227	24	-	2,696
Net cost of net debt						(188)
Non-controlling interests						155
Net income						2,663

1st quarter 2015 (adjustments) (a) (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	(146)	-	-	-	-	(146)
Intersegment sales	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-
Revenues from sales	(146)	-	-	-	-	(146)
Operating expenses	(140)	194	(7)	-	-	47
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,046)	-	-	-	-	(1,046)
Operating income (b)	(1,332)	194	(7)	-	-	(1,145)
Equity in net income (loss) of affiliates and other items	136	661	(89)	-	-	708
Tax on net operating income	437	(110)	2	-	-	329
Net operating income (b)	(759)	745	(94)	-	-	(108)
Net cost of net debt						-
Non-controlling interests						169
Net income						61

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect
On operating income	-	235	(7)	-
On net operating income	-	150	(5)	-

1st quarter 2015 (adjusted) (M$) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	5,371	17,464	19,620	4	-	42,459
Intersegment sales	4,384	6,967	272	52	(11,675)	-
Excise taxes	-	(933)	(4,417)	-	-	(5,350)
Revenues from sales	9,755	23,498	15,475	56	(11,675)	37,109
Operating expenses	(5,829)	(21,911)	(14,856)	(239)	11,675	(31,160)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,395)	(252)	(174)	(5)	-	(2,826)
Adjusted operating income	1,531	1,335	445	(188)	-	3,123
Equity in net income (loss) of affiliates and other items	633	101	9	294	-	1,037
Tax on net operating income	(805)	(336)	(133)	(82)	-	(1,356)
Adjusted net operating income	1,359	1,100	321	24	-	2,804
Net cost of net debt						(188)
Non-controlling interests						(14)
Adjusted net income						2,602
Adjusted fully-diluted earnings per share ($)						1.13
(a) Except for earnings per share.

1st quarter 2015 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	8,151	434	215	9	-	8,809
Total divestments	1,162	1,766	52	4	-	2,984
Cash flow from operating activities	3,525	314	644	(96)	-	4,387

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

2nd quarter 2014 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	6,205	28,143	28,213	-	-	62,561
Intersegment sales	8,057	11,740	402	46	(20,245)	-
Excise taxes	-	(1,281)	(5,073)	-	-	(6,354)
Revenues from sales	14,262	38,602	23,542	46	(20,245)	56,207
Operating expenses	(7,174)	(37,744)	(22,966)	(262)	20,245	(47,901)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,314)	(408)	(198)	(9)	-	(2,929)
Operating income	4,774	450	378	(225)	-	5,377
Equity in net income (loss) of affiliates and other items	719	65	98	7	-	889
Tax on net operating income	(2,471)	(114)	(128)	(218)	-	(2,931)
Net operating income	3,022	401	348	(436)	-	3,335
Net cost of net debt						(206)
Non-controlling interests						(25)
Net income						3,104

2nd quarter 2014 (adjustments) (a) (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	(36)	-	-	-	-	(36)
Intersegment sales	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-
Revenues from sales	(36)	-	-	-	-	(36)
Operating expenses	-	122	(27)	-	-	95
Depreciation, depletion and amortization of tangible assets and mineral interests	-	(40)	-	-	-	(40)
Operating income (b)	(36)	82	(27)	-	-	19
Equity in net income (loss) of affiliates and other items	-	(32)	(7)	-	-	(39)
Tax on net operating income	7	(50)	10	-	-	(33)
Net operating income (b)	(29)	-	(24)	-	-	(53)
Net cost of net debt						-
Non-controlling interests						6
Net income						(47)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect
On operating income	-	122	(5)	-
On net operating income	-	77	(3)	-

2nd quarter 2014 (adjusted) (M$) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	6,241	28,143	28,213	-	-	62,597
Intersegment sales	8,057	11,740	402	46	(20,245)	-
Excise taxes	-	(1,281)	(5,073)	-	-	(6,354)
Revenues from sales	14,298	38,602	23,542	46	(20,245)	56,243
Operating expenses	(7,174)	(37,866)	(22,939)	(262)	20,245	(47,996)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,314)	(368)	(198)	(9)	-	(2,889)
Adjusted operating income	4,810	368	405	(225)	-	5,358
Equity in net income (loss) of affiliates and other items	719	97	105	7	-	928
Tax on net operating income	(2,478)	(64)	(138)	(218)	-	(2,898)
Adjusted net operating income	3,051	401	372	(436)	-	3,388
Net cost of net debt						(206)
Non-controlling interests						(31)
Adjusted net income						3,151
Adjusted fully-diluted earnings per share ($)						1.38
(a) Except for earnings per share.

2nd quarter 2014 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	7,999	475	203	46	-	8,723
Total divestments	568	15	28	20	-	631
Cash flow from operating activities	4,805	(133)	304	301	-	5,277

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

1st half 2015 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	9,723	37,257	40,039	9	-	87,028
Intersegment sales	9,305	14,350	495	108	(24,258)	-
Excise taxes	-	(1,940)	(8,856)	-	-	(10,796)
Revenues from sales	19,028	49,667	31,678	117	(24,258)	76,232
Operating expenses	(11,418)	(45,899)	(30,371)	(419)	24,258	(63,849)
Depreciation, depletion and amortization of tangible assets and mineral interests	(5,770)	(543)	(376)	(14)	-	(6,703)
Operating income	1,840	3,225	931	(316)	-	5,680
Equity in net income (loss) of affiliates and other items	1,088	869	423	468	-	2,848
Tax on net operating income	(1,277)	(879)	(324)	(175)	-	(2,655)
Net operating income	1,651	3,215	1,030	(23)	-	5,873
Net cost of net debt						(352)
Non-controlling interests						113
Net income						5,634

1st half 2015 (adjustments) (a) (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	(304)	-	-	-	-	(304)
Intersegment sales	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-
Revenues from sales	(304)	-	-	-	-	(304)
Operating expenses	(142)	317	44	-	-	219
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,240)	(31)	(23)	-	-	(1,294)
Operating income (b)	(1,686)	286	21	-	-	(1,379)
Equity in net income (loss) of affiliates and other items	(55)	590	285	-	-	820
Tax on net operating income	473	(110)	(22)	-	-	341
Net operating income (b)	(1,268)	766	284	-	-	(218)
Net cost of net debt						-
Non-controlling interests						165
Net income						(53)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect
On operating income	-	434	44	-
On net operating income	-	288	38	-

1st half 2015 (adjusted) (M$) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	10,027	37,257	40,039	9	-	87,332
Intersegment sales	9,305	14,350	495	108	(24,258)	-
Excise taxes	-	(1,940)	(8,856)	-	-	(10,796)
Revenues from sales	19,332	49,667	31,678	117	(24,258)	76,536
Operating expenses	(11,276)	(46,216)	(30,415)	(419)	24,258	(64,068)
Depreciation, depletion and amortization of tangible assets and mineral interests	(4,530)	(512)	(353)	(14)	-	(5,409)
Adjusted operating income	3,526	2,939	910	(316)	-	7,059
Equity in net income (loss) of affiliates and other items	1,143	279	138	468	-	2,028
Tax on net operating income	(1,750)	(769)	(302)	(175)	-	(2,996)
Adjusted net operating income	2,919	2,449	746	(23)	-	6,091
Net cost of net debt						(352)
Non-controlling interests						(52)
Adjusted net income						5,687
Adjusted fully-diluted earnings per share ($)						2.47
(a) Except for earnings per share.

1st half 2015 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	13,804	899	651	45	-	15,399
Total divestments	1,541	2,640	679	17	-	4,877
Cash flow from operating activities	6,238	2,014	1,023	(156)	-	9,119

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

1st half 2014 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total

Non-Group sales	12,871	55,682	54,683	12	-	123,248
Intersegment sales	15,493	23,696	810	95	(40,094)	-
Excise taxes	-	(2,441)	(9,745)	-	-	(12,186)
Revenues from sales	28,364	76,937	45,748	107	(40,094)	111,062
Operating expenses	(13,688)	(75,536)	(44,655)	(431)	40,094	(94,216)
Depreciation, depletion and amortization of tangible assets and mineral interests	(4,490)	(786)	(380)	(18)	-	(5,674)
Operating income	10,186	615	713	(342)	-	11,172
Equity in net income (loss) of affiliates and other items	2,046	119	90	53	-	2,308
Tax on net operating income	(5,963)	(108)	(208)	(292)	-	(6,571)
Net operating income	6,269	626	595	(581)	-	6,909
Net cost of net debt						(345)
Non-controlling interests						(125)
Net income						6,439

1st half 2014 (adjustments) (a) (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total

Non-Group sales	(10)	-	-	-	-	(10)
Intersegment sales	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-
Revenues from sales	(10)	-	-	-	-	(10)
Operating expenses	(115)	(41)	(45)	-	-	(201)
Depreciation, depletion and amortization of tangible assets and mineral interests	-	(40)	-	-	-	(40)
Operating income (b)	(125)	(81)	(45)	-	-	(251)
Equity in net income (loss) of affiliates and other items	280	(40)	(7)	-	-	233
Tax on net operating income	(29)	-	14	-	-	(15)
Net operating income (b)	126	(121)	(38)	-	-	(33)
Net cost of net debt						-
Non-controlling interests						(6)
Net income						(39)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect
On operating income	-	(41)	(23)	-
On net operating income	-	(34)	(17)	-

1st half 2014 (adjusted) (M$) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total

Non-Group sales	12,881	55,682	54,683	12	-	123,258
Intersegment sales	15,493	23,696	810	95	(40,094)	-
Excise taxes	-	(2,441)	(9,745)	-	-	(12,186)
Revenues from sales	28,374	76,937	45,748	107	(40,094)	111,072
Operating expenses	(13,573)	(75,495)	(44,610)	(431)	40,094	(94,015)
Depreciation, depletion and amortization of tangible assets and mineral interests	(4,490)	(746)	(380)	(18)	-	(5,634)
Adjusted operating income	10,311	696	758	(342)	-	11,423
Equity in net income (loss) of affiliates and other items	1,766	159	97	53	-	2,075
Tax on net operating income	(5,934)	(108)	(222)	(292)	-	(6,556)
Adjusted net operating income	6,143	747	633	(581)	-	6,942
Net cost of net debt						(345)
Non-controlling interests						(119)
Adjusted net income						6,478
Adjusted fully-diluted earnings per share ($)						2.84
(a) Except for earnings per share.

1st half 2014 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total

Total expenditures	13,310	725	479	74	-	14,588
Total divestments	2,367	26	54	24	-	2,471
Cash flow from operating activities	8,616	1,460	393	146	-	10,615

Reconciliation of the information by business segment with consolidated financial statements

TOTAL

(unaudited)

2nd quarter 2015 (M$)	Adjusted	Adjustments (a)	Consolidated statement of income

Sales	44,873	(158)	44,715
Excise taxes	(5,446)	-	(5,446)
Revenues from sales	39,427	(158)	39,269

Purchases, net of inventory variation	(26,603)	250	(26,353)
Other operating expenses	(5,955)	(76)	(6,031)
Exploration costs	(350)	(2)	(352)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,583)	(248)	(2,831)
Other income	358	364	722
Other expense	(136)	(260)	(396)

Financial interest on debt	(231)	-	(231)
Financial income from marketable securities & cash equivalents	28	-	28
Cost of net debt	(203)	-	(203)

Other financial income	255	-	255
Other financial expense	(163)	-	(163)

Equity in net income (loss) of affiliates	677	8	685

Income taxes	(1,601)	12	(1,589)
Consolidated net income	3,123	(110)	3,013
Group share	3,085	(114)	2,971
Non-controlling interests	38	4	42

(a)	Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

2nd quarter 2014 (M$)	Adjusted	Adjustments (a)	Consolidated statement of income

Sales	62,597	(36)	62,561
Excise taxes	(6,354)	-	(6,354)
Revenues from sales	56,243	(36)	56,207

Purchases, net of inventory variation	(40,488)	117	(40,371)
Other operating expenses	(7,207)	(22)	(7,229)
Exploration costs	(301)	-	(301)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,889)	(40)	(2,929)
Other income	96	-	96
Other expense	(133)	(30)	(163)

Financial interest on debt	(266)	-	(266)
Financial income from marketable securities & cash equivalents	31	-	31
Cost of net debt	(235)	-	(235)

Other financial income	265	-	265
Other financial expense	(183)	-	(183)

Equity in net income (loss) of affiliates	883	(9)	874

Income taxes	(2,869)	(33)	(2,902)
Consolidated net income	3,182	(53)	3,129
Group share	3,151	(47)	3,104
Non-controlling interests	31	(6)	25

(a)	Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

Reconciliation of the information by business segment with consolidated financial statements

TOTAL

(unaudited)

1st half 2015 (M$)	Adjusted	Adjustments (a)	Consolidated statement of income

Sales	87,332	(304)	87,028
Excise taxes	(10,796)	-	(10,796)
Revenues from sales	76,536	(304)	76,232

Purchases, net of inventory variation	(51,035)	478	(50,557)
Other operating expenses	(12,131)	(172)	(12,303)
Exploration costs	(902)	(87)	(989)
Depreciation, depletion and amortization of tangible assets and mineral interests	(5,409)	(1,294)	(6,703)
Other income	884	1,459	2,343
Other expense	(235)	(603)	(838)

Financial interest on debt	(493)	-	(493)
Financial income from marketable securities & cash equivalents	59	-	59
Cost of net debt	(434)	-	(434)

Other financial income	397	-	397
Other financial expense	(329)	-	(329)

Equity in net income (loss) of affiliates	1,311	(36)	1,275

Income taxes	(2,914)	341	(2,573)
Consolidated net income	5,739	(218)	5,521
Group share	5,687	(53)	5,634
Non-controlling interests	52	(165)	(113)

(a)	Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

1st half 2014 (M$)	Adjusted	Adjustments (a)	Consolidated statement of income

Sales	123,258	(10)	123,248
Excise taxes	(12,186)	-	(12,186)
Revenues from sales	111,072	(10)	111,062

Purchases, net of inventory variation	(78,639)	(64)	(78,703)
Other operating expenses	(14,456)	(137)	(14,593)
Exploration costs	(920)	-	(920)
Depreciation, depletion and amortization of tangible assets and mineral interests	(5,634)	(40)	(5,674)
Other income	548	648	1,196
Other expense	(263)	(49)	(312)

Financial interest on debt	(467)	-	(467)
Financial income from marketable securities & cash equivalents	50	-	50
Cost of net debt	(417)	-	(417)

Other financial income	426	-	426
Other financial expense	(349)	-	(349)

Equity in net income (loss) of affiliates	1,713	(366)	1,347

Income taxes	(6,484)	(15)	(6,499)
Consolidated net income	6,597	(33)	6,564
Group share	6,478	(39)	6,439
Non-controlling interests	119	6	125

(a)	Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

TOTAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FIRST SIX MONTHS OF 2015

(unaudited)

1) Accounting policies

The interim consolidated financial statements of TOTAL S.A. and its subsidiaries (the Group) as of June 30, 2015 are presented in U.S. dollars and have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting”.

The accounting policies applied for the consolidated financial statements as of June 30, 2015 do not differ significantly from those applied for the consolidated financial statements as of December 31, 2014 which have been prepared on the basis of IFRS (International Financial Reporting Standards) as adopted by the European Union and IFRS as issued by the IASB (International Accounting Standards Board). New texts or amendments which were mandatory for the periods beginning on or after January 1, 2015 did not have a material impact on the Group’s consolidated financial statements as of June 30, 2015.

The preparation of financial statements in accordance with IFRS requires the executive management to make estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of preparation of the financial statements and reported income and expenses for the period. The management reviews these estimates and assumptions on an ongoing basis, by reference to past experience and various other factors considered as reasonable which form the basis for assessing the carrying amount of assets and liabilities. Actual results may differ significantly from these estimates, if different assumptions or circumstances apply. These judgments and estimates relate principally to the application of the successful efforts method for the oil and gas accounting, the valuation of long-lived assets, the provisions for asset retirement obligations and environmental remediation, the pensions and post-retirement benefits and the income tax computation. These estimates and assumptions are described in the Notes to the consolidated financial statements as of December 31, 2014.

Furthermore, when the accounting treatment of a specific transaction is not addressed by any accounting standard or interpretation, the management applies its judgment to define and apply accounting policies that provide information consistent with the general IFRS concepts: faithful representation, relevance and materiality.

2) Changes in the Group structure, main acquisitions and divestments

➢	Upstream

•	In January 2015, TOTAL was granted a 10% interest in the new ADCO concession in Abu Dhabi (United Arab Emirates) for a duration of 40 years, effective January 1, 2015.

•	TOTAL completed in March 2015 the sale of its entire stake in onshore Oil Mining Lease (OML) 29 to Aiteo Eastern E&P, a Nigerian company, for an amount of $569 million.

➢	Refining & Chemicals

•	In February 2015, TOTAL sold its Bostik adhesives activity to Arkema for an amount of $1,746 million.

➢	Marketing & Services

•	In May 2015, TOTAL sold 100% of Totalgaz, distributor of liquefied petroleum gas (LPG) in France to the U.S. company UGI Corporation, the parent company of Antargaz.

3) Adjustment items

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TOTAL and which is reviewed by the main operational decision-making body of the Group, namely the Executive committee.

Performance indicators excluding the adjustment items, such as adjusted operating income, adjusted net operating income, and adjusted net income are meant to facilitate the analysis of the financial performance and the comparison of income between periods.

Adjustment items include:

(i) Special items

Due to their unusual nature or particular significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to occur again within the coming years.

(ii) Inventory valuation effect

The adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its competitors.

In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results according to the FIFO (First-In, First-Out) and the replacement cost.

(iii) Effect of changes in fair value

The effect of changes in fair value presented as adjustment item reflects for some transactions differences between internal measure of performance used by TOTAL’s management and the accounting for these transactions under IFRS.

IFRS requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices.

Furthermore, TOTAL, in its trading activities, enters into storage contracts, which future effects are recorded at fair value in Group’s internal economic performance. IFRS precludes recognition of this fair value effect.

The adjusted results (adjusted operating income, adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items and the effect of changes in fair value.

The detail of the adjustment items is presented in the table below.

ADJUSTMENTS TO OPERATING INCOME

(M$)		Upstream	Refining & Chemicals	Marketing & Services	Corporate	Total
2nd quarter 2015	Inventory valuation effect	-	199	51	-	250
	Effect of changes in fair value	(10)	-	-	-	(10)
	Restructuring charges	-	-	-	-	-
	Asset impairment charges	(194)	(31)	(23)	-	(248)
	Other items	(150)	(76)	-	-	(226)
Total		(354)	92	28	-	(234)
2nd quarter 2014	Inventory valuation effect	-	122	(5)	-	117
	Effect of changes in fair value	(36)	-	-	-	(36)
	Restructuring charges	-	-	-	-	-
	Asset impairment charges	-	(40)	-	-	(40)
	Other items	-	-	(22)	-	(22)
Total		(36)	82	(27)	-	19
1st half 2015	Inventory valuation effect	-	434	44	-	478
	Effect of changes in fair value	(6)	-	-	-	(6)
	Restructuring charges	-	-	-	-	-
	Asset impairment charges	(1,240)	(31)	(23)	-	(1,294)
	Other items	(440)	(117)	-	-	(557)
Total		(1,686)	286	21	-	(1,379)
1st half 2014	Inventory valuation effect	-	(41)	(23)	-	(64)
	Effect of changes in fair value	(10)	-	-	-	(10)
	Restructuring charges	-	-	-	-	-
	Asset impairment charges	-	(40)	-	-	(40)
	Other items	(115)	-	(22)	-	(137)
Total		(125)	(81)	(45)	-	(251)

ADJUSTMENTS TO NET INCOME, GROUP SHARE

(M$)		Upstream	Refining & Chemicals	Marketing & Services	Corporate	Total
2nd quarter 2015	Inventory valuation effect	-	138	36	-	174
	Effect of changes in fair value	(6)	-	-	-	(6)
	Restructuring charges	-	-	-	-	-
	Asset impairment charges	(194)	(31)	(20)	-	(245)
	Gains (losses) on disposals of assets	(29)	(4)	360	-	327
	Other items	(280)	(82)	(2)	-	(364)
Total		(509)	21	374	-	(114)
2nd quarter 2014	Inventory valuation effect	-	77	3	-	80
	Effect of changes in fair value	(29)	-	-	-	(29)
	Restructuring charges	-	(1)	(4)	-	(5)
	Asset impairment charges	-	(76)	-	-	(76)
	Gains (losses) on disposals of assets	-	-	-	-	-
	Other items	-	-	(17)	-	(17)
Total		(29)	-	(18)	-	(47)
1st half 2015	Inventory valuation effect	-	288	40	-	328
	Effect of changes in fair value	(4)	-	-	-	(4)
	Restructuring charges	-	(26)	(5)	-	(31)
	Asset impairment charges	(1,286)	(31)	(37)	-	(1,354)
	Gains (losses) on disposals of assets	299	670	360	-	1,329
	Other items	(140)	(135)	(46)	-	(321)
Total		(1,131)	766	312	-	(53)
1st half 2014	Inventory valuation effect	-	(34)	(23)	-	(57)
	Effect of changes in fair value	(8)	-	-	-	(8)
	Restructuring charges	-	(1)	(4)	-	(5)
	Asset impairment charges	(350)	(76)	-	-	(426)
	Gains (losses) on disposals of assets	599	-	-	-	599
	Other items	(115)	(10)	(17)	-	(142)
Total		126	(121)	(44)	-	(39)

During the first half of 2015, the Group recognized impairment charges in the Upstream segment. Due to a significant deterioration in the safety conditions during the first quarter, some of its assets have been impaired in Libya ($(757) million in operating income, $(661) million in net income, Group share) and in Yemen ($(107) million in operating income, $(93) million in net income, Group share). In addition, in an unfavorable economic environment the Group decided during the first half of 2015 to discontinue the development of certain assets, that have therefore been impaired. Finally, new negotiations with Exxaro Resources Ltd took place in July 2015 for the sale of TOTAL’s 100% stake in Total Coal South Africa, following which an impairment loss was recognized over the assets of this entity, which appear in “assets classified as held for sale” in the consolidated balance sheet.

In the Upstream segment, the heading “Other Items” includes charges for impaired assets in Yemen and Libya ($(440) million in operating income, $(378) million in net income, Group share), the impact of a litigation in Qatar ($(162) million in net income, Group share) and the impact of the UK tax changes on deferred tax, for an amount of $424 million. This follows the vote on the 2015 budget by Parliament, which included a decrease in the rate of the Supplementary Charge from 32% to 20%, with retroactive effect from January 1, 2015 and a decrease in the rate of Petroleum Revenue Tax from 50% to 35% as of January 1, 2016.

The heading “Gains on disposals of assets” includes the impacts of the sales of Bostik, Totalgaz and OML 29 in Nigeria.

4) Shareholders’ equity

Treasury shares (TOTAL shares held by TOTAL S.A.)

As of June 30, 2015, TOTAL S.A. held 8,926,995 of its own shares, representing 0.37% of its share capital, detailed as follows:

•	8,844,030 shares allocated to TOTAL share grant plans for Group employees;

•	82,965 shares intended to be allocated to new TOTAL share purchase option plans or to new share grant plans.

These shares were deducted from the consolidated shareholders’ equity.

TOTAL shares held by Group subsidiaries

As of June 30, 2015, TOTAL S.A. held indirectly through its subsidiaries 100,331,268 of its own shares, representing 4.19% detailed as follows:

•	2,023,672 shares held by a consolidated subsidiary, Total Nucléaire, 100% indirectly controlled by TOTAL S.A.; and

•	98,307,596 shares held by subsidiaries of Elf Aquitaine (Financière Valorgest, Sogapar and Fingestval), 100% indirectly controlled by TOTAL S.A.

These shares are deducted from the consolidated shareholders’ equity.

Dividend

The shareholders’ meeting on May 29, 2015 approved the payment of a dividend of €2.44 per share for the 2014 fiscal year. Taking into account the three quarterly dividends of €0.61 per share that have already been paid on September 26 2014, December 17, 2014 and March 25, 2015, the remaining balance of €0.61 per share was paid on July 1, 2015. The shareholders’ meeting on May 29, 2015, approved the option for shareholders to receive the fourth quarter dividend in shares or in cash. The number of shares issued in lieu of the cash dividend will be based on the dividend amount divided by €42.02 per share, equal to 90% of the average Euronext Paris opening price of the shares for the 20 trading days preceding the shareholders meeting reduced by the amount of the dividend remainder. On July 1, 2015, 18 609 466 shares have been issued at a price of €42,02 per share.

Another resolution has been approved at the shareholders’ meeting on May 29, 2015, being that if one or more interim dividends are decided by the Board of Directors for the fiscal year 2015, then shareholders have the option to receive this or these interim dividends in shares or in cash.

A first interim dividend for the fiscal year 2015 of €0.61 per share, decided by the Board of Directors on April 27, 2015 would be paid on October 21, 2015 (the ex-dividend date will be September 28, 2015).

A second interim dividend for the fiscal year 2015 of €0.61 per share, decided by the Board of Directors on July 28, 2015, would be paid on January 14, 2016 (the ex-dividend date will be December 21, 2015).

Issuance of perpetual subordinated notes

The Group issued notes through Total SA, during the first six months of 2015:

-	Deeply subordinated note 2.250% perpetual maturity callable after 6 years (2,500 million EUR)

-	Deeply subordinated note 2.625% perpetual maturity callable after 10 years (2,500 million EUR)

Based on their characteristics and in compliance with the IAS 32 standard, these notes were recorded in equity.

Earnings per share

Earnings per share in Euro, calculated from the earnings per share in U.S. dollars converted at the average Euro/USD exchange rate for the period, amounted to 1.17 Euro per share for the 2nd quarter 2015 (1.03 Euro per share for the 1st quarter 2015 and 1.00 Euro per share for the 2nd quarter 2014). Diluted earnings per share calculated using the same method amounted to 1.17 Euro per share for the 2nd quarter 2015 (1.03 Euro per share for the 1st quarter 2015 and 0.99 Euro per share for the 2nd quarter 2014).

Earnings per share includes the effects of the remuneration of perpetual subordinated notes.

Other comprehensive income

Detail of other comprehensive income showing items reclassified from equity to net income is presented in the table below:

(M$)		1 st half 2015		1 st half 2014
Actuarial gains and losses		153		(615)
Tax effect		(117)		211
Currency translation adjustment generated by the parent company		(5,229)		(729)

Items not potentially reclassifiable to profit and loss		(5,193)		(1,133)

Currency translation adjustment		2,588		548
- unrealized gain/(loss) of the period	3,044		549
- less gain/(loss) included in net income	456		1

Available for sale financial assets		(4)		(3)
- unrealized gain/(loss) of the period	2		(12)
- less gain/(loss) included in net income	6		(9)

Cash flow hedge		(94)		65
- unrealized gain/(loss) of the period	(314)		(17)
- less gain/(loss) included in net income	(220)		(82)

Share of other comprehensive income of equity affiliates, net amount		841		(20)

Other		1		(7)
- unrealized gain/(loss) of the period	1		(7)
- less gain/(loss) included in net income	-		-

Tax effect		29		(18)

Items potentially reclassifiable to profit and loss		3,361		565

Total other comprehensive income, net amount		(1,832)		(568)

Tax effects relating to each component of other comprehensive income are as follows:

	1 st half 2015			1 st half 2014

(M$)	Pre-tax amount	Tax effect	Net amount	Pre-tax amount	Tax effect	Net amount
Actuarial gains and losses	153	(117)	36	(615)	211	(404)

Currency translation adjustment generated by the parent company	(5,229)	-	(5,229)	(729)	-	(729)
Items not potentially reclassifiable to profit and loss	(5,076)	(117)	(5,193)	(1,344)	211	(1,133)
Currency translation adjustment	2,588	-	2,588	548	-	548
Available for sale financial assets	(4)	-	(4)	(3)	3	-
Cash flow hedge	(94)	29	(65)	65	(21)	44

Share of other comprehensive income of equity affiliates, net amount	841	-	841	(20)	-	(20)
Other	1	-	1	(7)	-	(7)
Items potentially reclassifiable to profit and loss	3,332	29	3,361	583	(18)	565
Total other comprehensive income	(1,744)	(88)	(1,832)	(761)	193	(568)

5) Financial debt

The Group issued bonds through its subsidiary Total Capital International, during the first six months of 2015:

-	Bond 0.500% 2015-2027 (200 million CHF)
-	Bond 2.250% 2015-2022 (250 million GBP)

The Group reimbursed bonds during the first six months of 2015:

-	Bond 6.000% 2009-2015 (150 million AUD)
-	Bond 6.000% 2010-2015 (100 million AUD)
-	Bond 2.875% 2010-2015 (250 million USD)
-	Bond 6.000% 2010-2015 (100 million AUD)
-	Bond 6.000% 2010-2015 (100 million AUD)
-	Bond 3.625% 2009-2015 (550 million EUR)
-	Bond 3.000% 2010-2015 (1,250 million USD)

In the context of its active cash management, the Group may temporarily increase its current borrowings, particularly in the form of commercial paper. The changes in current borrowings, cash and cash equivalents and current financial assets resulting from this cash management in the quarterly financial statements are not necessarily representative of a longer-term position.

6) Related parties

The related parties are principally equity affiliates and non-consolidated investments. There were no major changes concerning transactions with related parties during the first six months of 2015.

7) Other risks and contingent liabilities

TOTAL is not currently aware of any exceptional event, dispute, risks or contingent liabilities that could have a material impact on the assets and liabilities, results, financial position or operations of the Group.

Antitrust investigations

The principal antitrust proceedings in which the Group’s companies are involved are described below.

Refining & Chemicals segment

As part of the spin-off of Arkema1 in 2006, TOTAL S.A. and certain other Group companies agreed to grant Arkema for a period of ten years a guarantee for potential monetary consequences related to antitrust proceedings arising from events prior to the spin-off. As of December 31, 2013, all public and civil proceedings covered by the guarantee were definitively resolved in Europe and in the United States. Despite the fact that Arkema has implemented since 2001 compliance procedures that are designed to prevent its employees from violating antitrust provisions, it is not possible to exclude the possibility that the relevant authorities could commence additional proceedings involving Arkema regarding events prior to the spin-off.

Marketing & Services segment

•

Following the appeal lodged by the Group’s companies against the European Commission’s 2008 decision fining Total Marketing Services an amount of €128.2 million in relation to practices regarding a product line of the Marketing & Services segment, which the company had already paid, and concerning which TOTAL S.A. was declared jointly liable as the parent company, the relevant European court decided during the third quarter of 2013 to reduce the fine imposed on Total Marketing Services to €125.5 million without modifying the liability of TOTAL S.A. as parent company. Appeals have been lodged against this judgment.

•

In the Netherlands, a civil proceeding was initiated against TOTAL S.A., Total Marketing Services and other companies by third parties alleging damages in connection with practices already sanctioned by the European Commission. At this stage, it appears this matter should not have material financial consequences for the concerned Group companies.

•

Finally, in Italy, in 2013, a civil proceeding was initiated against TOTAL S.A. and its subsidiary Total Aviazione Italia Srl before the competent Italian civil court. The plaintiff claims against TOTAL S.A., its subsidiary and other third parties, damages that it estimates to be nearly €908 million. This procedure follows practices that had been sanctioned by the Italian competition authority in 2006. The parties have exchanged preliminary deeds; the existence and the assessment of the alleged damages in this procedure involving multiple defendants remain strongly contested.

Whatever the evolution of the proceedings described above, the Group believes that their outcome should not have a material adverse effect on the Group’s financial situation or consolidated results.

Grande Paroisse

An explosion occurred at the Grande Paroisse industrial site in the city of Toulouse in France on September 21, 2001. Grande Paroisse, a former subsidiary of Atofina which became a subsidiary of Elf Aquitaine Fertilisants on December 31, 2004, as part of the reorganization of the Chemicals segment, was principally engaged in the production and sale of agricultural fertilizers. The explosion, which involved a stockpile of ammonium nitrate pellets, destroyed a portion of the site and caused the death of thirty-one people, including twenty-one workers at the site, and injured many others. The explosion also caused significant damage to certain property in part of the city of Toulouse.

This plant has been closed and individual assistance packages have been provided for employees. The site has been rehabilitated.

On December 14, 2006, Grande Paroisse signed, under the supervision of the city of Toulouse, a deed whereby it donated the former site of the AZF plant to the greater agglomeration of Toulouse (CAGT) and the Caisse des dépôts et consignations and its subsidiary ICADE. Under this deed, TOTAL S.A. guaranteed the site remediation obligations of Grande Paroisse and granted a €10 million endowment to the InNaBioSanté research foundation as part of the setting up of a cancer research center at the site by the city of Toulouse.

1 Arkema is used in this section to designate those companies of the Arkema group whose ultimate parent company is Arkema S.A. Arkema became an independent company after being spun-off from TOTAL S.A. in May 2006.

After having articulated several hypotheses, the Court-appointed experts did not maintain in their final report filed on May 11, 2006, that the accident was caused by pouring a large quantity of a chlorine compound over ammonium nitrate. Instead, the experts have retained a scenario where a container of chlorine compound sweepings was poured between a layer of wet ammonium nitrate covering the floor and a quantity of dry agricultural nitrate at a location not far from the principal storage site. This is claimed to have caused an explosion which then spread into the main storage site. Grande Paroisse was investigated based on this new hypothesis in 2006; Grande Paroisse is contesting this explanation, which it believes to be based on elements that are not factually accurate.

On July 9, 2007, the investigating magistrate brought charges against Grande Paroisse and the former Plant Manager before the Toulouse Criminal Court. In late 2008, TOTAL S.A. and Mr. Thierry Desmarest, Chairman and CEO at the time of the event, were summoned to appear in Court pursuant to a request by a victims association.

On November 19, 2009, the Toulouse Criminal Court acquitted both the former Plant Manager, and Grande Paroisse due to the lack of reliable evidence for the explosion. The Court also ruled that the summonses against TOTAL S.A. and Mr. Thierry Desmarest were inadmissible.

Due to the presumption of civil liability that applied to Grande Paroisse, the Court declared Grande Paroisse civilly liable for the damages caused by the explosion to the victims in its capacity as custodian and operator of the plant.

The Prosecutor’s office, together with certain third parties, appealed the Toulouse Criminal Court verdict. In order to preserve its rights, Grande Paroisse lodged a cross-appeal with respect to civil charges.

By its decision of September 24, 2012, the Court of Appeal of Toulouse (Cour d’appel de Toulouse) upheld the lower court verdict pursuant to which the summonses against TOTAL S.A. and Mr. Thierry Desmarest were determined to be inadmissible. This element of the decision has been appealed by certain third parties before the French Supreme Court (Cour de cassation).

The Court of Appeal considered, however, that the explosion was the result of the chemical accident described by the court-appointed experts. Accordingly, it convicted the former Plant Manager and Grande Paroisse. This element of the decision has been appealed by the former Plant Manager and Grande Paroisse before the French Supreme Court (Cour de cassation), which has the effect of suspending their criminal sentences.

On January 13, 2015, the French Supreme Court (Cour de cassation) fully quashed the decision of September 24, 2012. The impugned decision is set aside and the parties find themselves in the position they were in before the decision was rendered. The case is referred back to the Court of Appeal of Paris for a new criminal trial. The trial date has not yet been set.

A compensation mechanism for victims was set up immediately following the explosion. €2.3 billion was paid for the compensation of claims and related expenses amounts. A €8.3 million reserve remains booked in the Group’s consolidated financial statements as of June 30, 2015.

Blue Rapid and the Russian Olympic Committee – Russian regions and Interneft

Blue Rapid, a Panamanian company, and the Russian Olympic Committee filed a claim for damages with the Paris Commercial Court against Elf Aquitaine, alleging a so-called non-completion by a former subsidiary of Elf Aquitaine of a contract related to an exploration and production project in Russia negotiated in the early 1990s. Elf Aquitaine believed this claim to be unfounded and opposed it. On January 12, 2009, the Commercial Court of Paris rejected Blue Rapid’s claim against Elf Aquitaine and found that the Russian Olympic Committee did not have standing in the matter. Blue Rapid and the Russian Olympic Committee appealed this decision. On June 30, 2011, the Court of Appeal of Paris dismissed as inadmissible the claim of Blue Rapid and the Russian Olympic Committee against Elf Aquitaine, notably on the grounds of the contract having lapsed. Blue Rapid and the Russian Olympic Committee appealed this decision to the French Supreme Court.

In connection with the same facts, and fifteen years after the aforementioned exploration and production contract was rendered null and void (“caduc”), a Russian company, which was held not to be the contracting party to the contract, and two regions of the Russian Federation that were not even parties to the contract, launched an arbitration procedure against the aforementioned former subsidiary of Elf Aquitaine that was liquidated in 2005, claiming alleged damages of $22.4 billion. For the same reasons as those successfully adjudicated by Elf Aquitaine against Blue Rapid and the Russian Olympic Committee, the Group considers this claim to be unfounded as a matter of law and fact. The Group has lodged a criminal complaint to denounce the fraudulent claim of which the Group believes it is a victim and, has taken and reserved its rights to take other actions and measures to defend its interests.

Iran

In 2003, the United States Securities and Exchange Commission (SEC) followed by the Department of Justice (DoJ) issued a formal order directing an investigation in connection with the pursuit of business in Iran by certain oil companies including, among others, TOTAL.

The inquiry concerned an agreement concluded by the Company with consultants concerning gas fields in Iran and aimed at verifying whether certain payments made under this agreement would have benefited Iranian officials in violation of the Foreign Corrupt Practices Act (FCPA) and the Company’s accounting obligations.

In late May 2013, and after several years of discussions, TOTAL reached settlements with the U.S. authorities (a Deferred Prosecution Agreement with the DoJ and a Cease and Desist Order with the SEC). These settlements, which put an end to these investigations, were concluded without admission of guilt and in exchange for TOTAL respecting a number of obligations, including the payment of a fine ($245.2 million) and civil compensation ($153 million) that occurred during the second quarter of 2013. The reserve of $398.2 million that was booked in the financial statements as of June 30, 2012, has been fully released. By virtue of these settlements, TOTAL also accepted the appointment of a French independent compliance monitor to review the Group’s compliance program and to recommend possible improvements. For more information, refer to “Item 4 — C. Other Matters — 7.3.7.1. Preventing corruption” in TOTAL’s Annual Report on Form 20-F for the year ended December 31, 2014, filed with the SEC on March 26, 2015, as amended on March 27, 2015.

With respect to the same facts, TOTAL and its late Chairman and Chief Executive Officer, who was President of the Middle East division at the time of the facts, were placed under formal investigation in France following a judicial inquiry initiated in 2006. In late May 2013, the Prosecutor’s office recommended that the case be sent to trial. This position was reiterated by the Prosecutor’s office in June 2014. By order notified in October 2014, the investigating magistrate decided to refer the case to trial.

At this point, the Company considers that the resolution of these cases is not expected to have a significant impact on the Group’s financial situation or consequences for its future planned operations.

Oil-for-Food Program

Several countries have launched investigations concerning possible violations related to the United Nations (UN) Oil-for-Food Program in Iraq.

Pursuant to a French criminal investigation, certain current or former Group employees were placed under formal criminal investigation for possible charges as accessories to the misappropriation of Corporate assets and as accessories to the corruption of foreign public agents. In 2007, the criminal investigation was closed and the case was transferred to the Prosecutor’s office. In 2009, the Prosecutor’s office recommended to the investigating magistrate that the case against the Group’s current and former employees and TOTAL’s late Chairman and Chief Executive Officer, formerly President of the Group’s Exploration & Production division, not be pursued.

In early 2010, despite the recommendation of the Prosecutor’s office, a new investigating magistrate, having taken over the case, decided to indict TOTAL S.A. on bribery charges as well as complicity and influence peddling. The indictment was brought eight years after the beginning of the investigation without any new evidence being introduced.

In October 2010, the Prosecutor’s office recommended to the investigating magistrate that the case against TOTAL S.A., the Group’s former employees and TOTAL’s late Chairman and Chief Executive Officer not be pursued. However, by ordinance notified in early August 2011, the investigating magistrate on the matter decided to send the case to trial. On July 8, 2013, TOTAL S.A., the Group’s former employees and TOTAL’s late Chairman and Chief Executive Officer were cleared of all charges by the Criminal Court, which found that none of the offenses for which they had been prosecuted were established. On July 18, 2013, the Prosecutor’s office appealed the parts of the Criminal Court’s decision acquitting TOTAL S.A. and certain of the Group’s former employees. TOTAL’s late Chairman and Chief Executive Officer’s acquittal issued on July 8, 2013 was irrevocable since the Prosecutor’s office did not appeal this part of the Criminal Court’s decision. The appeal hearing is expected to start in October 2015.

Italy

As part of an investigation led by the Prosecutor of the Republic of the Potenza Court, Total Italia and certain Group employees were the subjects of an investigation related to certain calls for tenders that Total Italia made for the preparation and development of an oil field.

The criminal investigation was closed in the first half of 2010.

In May 2012, the Judge of the preliminary hearing decided to dismiss the charges against some of the Group’s employees and to refer the case for trial for a reduced number of charges. The trial started in September 2012.

Rivunion

On July 9, 2012, the Swiss Tribunal Fédéral (Switzerland’s Supreme Court) rendered a decision against Rivunion, a wholly-owned subsidiary of Elf Aquitaine, confirming a tax reassessment in the amount of CHF 171 million (excluding interest for late payment). According to the Tribunal, Rivunion was held liable as tax collector for withholding taxes owed by the beneficiaries of taxable services. Rivunion, in liquidation since March 13, 2002 and unable to recover the amounts corresponding to the withholding taxes in order to meet its fiscal obligations, has been subject to insolvency proceedings since November 1, 2012. On August 29, 2013, the Swiss federal tax administration lodged a claim as part of the insolvency proceedings of Rivunion, for an amount of CHF 284 million, including CHF 171 million of principal as well as interest for late payment. Rivunion’s insolvency proceedings was terminated on December 4, 2014 and the company was removed from the Geneva commercial register on December 11, 2014.

Kashagan

In Kazakhstan, the start-up of production of the Kashagan field, in which TOTAL holds an interest of 16.81%, occurred in September 2013 and was stopped following a gas leak from the export pipeline.

After the identification of a significant number of anomalies in the oil and gas export lines, it was decided to replace both pipelines. The remedial work is being conducted according to best international oil and gas field practices and strict HSE requirements in order to address, mitigate and remedy all problems prior to the restart of production.

On December 13, 2014, the Republic of Kazakhstan and the co-venturers of the consortium concluded an agreement and settled the disputes raised over the last several years concerning a number of operational, financial and environmental matters.

Russia

Since July 2014, members of the international community have adopted economic sanctions against certain Russian persons and entities, including various entities operating in the financial, energy and defense sectors, in response to the situation in Ukraine.

Among other things, the U.S. Treasury Department’s Office of Foreign Assets Control (OFAC) has adopted economic sanctions targeting OAO Novatek, a Russian company listed on the Moscow Interbank Currency Exchange and the London Stock Exchange in which the Group held an 18.64% interest as of June 30, 2015 through its subsidiary TOTAL E&P Holdings Russia, and entities in which OAO Novatek (individually or with other similarly targeted persons or entities collectively) owns an interest of at least 50%. The OFAC sanctions applicable to OAO Novatek prohibit U.S. persons from transacting in, providing financing for or otherwise dealing in debt issued after July 16, 2014 of greater than 90 days maturity, including OAO Yamal LNG, which is jointly-owned by OAO Novatek (60%), TOTAL E&P Yamal (20%) and CNODC (20%), a subsidiary of CNPC. Consequently, the use of the U.S. dollar for such financing is effectively prohibited.

In order to comply with these sanctions, the financing plan for the Yamal LNG project is being reviewed, and the project’s partners are engaged in efforts to develop a financing plan in compliance with the applicable regulations.

TOTAL continues to closely monitor the different international economic sanctions with respect to its activities in Russia. Within this framework, the Group filed the requests for prior authorizations required by EU restrictive measures concerning technical assistance, brokering services, financing and financial assistance related to certain technologies. The Treasury Department of the French Ministry of Finance, the competent authority on the subject, issued authorizations especially for the projects of Yamal LNG, Kharyaga and Termokarstovoye. The United States has also imposed export controls and restrictions relating to the export of certain goods, services, and technologies destined for projects located in Russia in the field of oil exploration, which, to date, do not affect TOTAL’s activities in Russia. In July 2015, TOTAL signed an agreement to transfer the exploration licenses it held in the Bazhenov play located in Western Siberia (tight oil) to OAO Lukoil. This agreement also sets out the conditions under which TOTAL and OAO Lukoil could potentially resume their joint activities in Russia.

Djibouti

Following the confirmation of their conviction by a final judgment of the facts regarding pollution that occurred in the port of Djibouti in 1997, Total Djibouti SA and Total Marketing Djibouti SA each received in September 2014 an order to pay €53.8 million to the Republic of Djibouti. The amounts were contested by the two companies which, unable to deal with the liability, in accordance with local law, filed declarations of insolvency with the court on October 7, 2014. With respect to Total Djibouti SA, the insolvency proceeding comprised a recovery plan.

Following a judgment delivered on November 18, 2014, the recovery plan proposed by Total Djibouti SA was rejected and the two companies were put into liquidation.

Total Djibouti SA, a subsidiary indirectly 100% owned of TOTAL S.A., fully holds the capital of Total Marketing Djibouti SA.

Yemen

Due to further degradation of the safety conditions in the vicinity of Balhaf, the company Yemen LNG, in which the Group holds a stake of 39.62%, has decided to stop all LNG producing and exporting operations. The plant will remain in a preservation mode and no expatriate personnel remain on site. As a consequence of the current situation, Yemen LNG has declared Force Majeure to its various stakeholders.

8) Information by business segment

1st half 2015 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total

Non-Group sales	9,723	37,257	40,039	9	-	87,028
Intersegment sales	9,305	14,350	495	108	(24,258)	-
Excise taxes	-	(1,940)	(8,856)	-	-	(10,796)
Revenues from sales	19,028	49,667	31,678	117	(24,258)	76,232
Operating expenses	(11,418)	(45,899)	(30,371)	(419)	24,258	(63,849)
Depreciation, depletion and amortization of tangible assets and mineral interests	(5,770)	(543)	(376)	(14)	-	(6,703)
Operating income	1,840	3,225	931	(316)	-	5,680
Equity in net income (loss) of affiliates and other items	1,088	869	423	468	-	2,848
Tax on net operating income	(1,277)	(879)	(324)	(175)	-	(2,655)
Net operating income	1,651	3,215	1,030	(23)	-	5,873
Net cost of net debt						(352)
Non-controlling interests						113
Net income						5,634

1st half 2015 (adjustments) (a) (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total

Non-Group sales	(304)	-	-	-	-	(304)
Intersegment sales	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-
Revenues from sales	(304)	-	-	-	-	(304)
Operating expenses	(142)	317	44	-	-	219
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,240)	(31)	(23)	-	-	(1,294)
Operating income (b)	(1,686)	286	21	-	-	(1,379)
Equity in net income (loss) of affiliates and other items	(55)	590	285	-	-	820
Tax on net operating income	473	(110)	(22)	-	-	341
Net operating income (b)	(1,268)	766	284	-	-	(218)
Net cost of net debt						-
Non-controlling interests						165
Net income						(53)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect

- On operating income	-	434	44	-

- On net operating income	-	288	38	-

1st half 2015 (adjusted) (M$)(a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total

Non-Group sales	10,027	37,257	40,039	9	-	87,332
Intersegment sales	9,305	14,350	495	108	(24,258)	-
Excise taxes	-	(1,940)	(8,856)	-	-	(10,796)
Revenues from sales	19,332	49,667	31,678	117	(24,258)	76,536
Operating expenses	(11,276)	(46,216)	(30,415)	(419)	24,258	(64,068)
Depreciation, depletion and amortization of tangible assets and mineral interests	(4,530)	(512)	(353)	(14)	-	(5,409)
Adjusted operating income	3,526	2,939	910	(316)	-	7,059
Equity in net income (loss) of affiliates and other items	1,143	279	138	468	-	2,028
Tax on net operating income	(1,750)	(769)	(302)	(175)	-	(2,996)
Adjusted net operating income	2,919	2,449	746	(23)	-	6,091
Net cost of net debt						(352)
Non-controlling interests						(52)
Adjusted net income						5,687
Adjusted fully-diluted earnings per share ($)						2.47

(a) Except for earnings per share.

1st half 2015 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total

Total expenditures	13,804	899	651	45	-	15,399
Total divestments	1,541	2,640	679	17	-	4,877
Cash flow from operating activities	6,238	2,014	1,023	(156)	-	9,119

1st half 2014 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total

Non-Group sales	12,871	55,682	54,683	12	-	123,248
Intersegment sales	15,493	23,696	810	95	(40,094)	-
Excise taxes	-	(2,441)	(9,745)	-	-	(12,186)
Revenues from sales	28,364	76,937	45,748	107	(40,094)	111,062
Operating expenses	(13,688)	(75,536)	(44,655)	(431)	40,094	(94,216)
Depreciation, depletion and amortization of tangible assets and mineral interests	(4,490)	(786)	(380)	(18)	-	(5,674)
Operating income	10,186	615	713	(342)	-	11,172
Equity in net income (loss) of affiliates and other items	2,046	119	90	53	-	2,308
Tax on net operating income	(5,963)	(108)	(208)	(292)	-	(6,571)
Net operating income	6,269	626	595	(581)	-	6,909
Net cost of net debt						(345)
Non-controlling interests						(125)
Net income						6,439

1st half 2014 (adjustments) (a) (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total

Non-Group sales	(10)	-	-	-	-	(10)
Intersegment sales	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-
Revenues from sales	(10)	-	-	-	-	(10)
Operating expenses	(115)	(41)	(45)	-	-	(201)
Depreciation, depletion and amortization of tangible assets and mineral interests	-	(40)	-	-	-	(40)
Operating income (b)	(125)	(81)	(45)	-	-	(251)
Equity in net income (loss) of affiliates and other items	280	(40)	(7)	-	-	233
Tax on net operating income	(29)	-	14	-	-	(15)
Net operating income (b)	126	(121)	(38)	-	-	(33)
Net cost of net debt						-
Non-controlling interests						(6)
Net income						(39)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect

- On operating income	-	(41)	(23)	-

- On net operating income	-	(34)	(17)	-

1st half 2014 (adjusted) (M$) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total

Non-Group sales	12,881	55,682	54,683	12	-	123,258
Intersegment sales	15,493	23,696	810	95	(40,094)	-
Excise taxes	-	(2,441)	(9,745)	-	-	(12,186)
Revenues from sales	28,374	76,937	45,748	107	(40,094)	111,072
Operating expenses	(13,573)	(75,495)	(44,610)	(431)	40,094	(94,015)
Depreciation, depletion and amortization of tangible assets and mineral interests	(4,490)	(746)	(380)	(18)	-	(5,634)
Adjusted operating income	10,311	696	758	(342)	-	11,423
Equity in net income (loss) of affiliates and other items	1,766	159	97	53	-	2,075
Tax on net operating income	(5,934)	(108)	(222)	(292)	-	(6,556)
Adjusted net operating income	6,143	747	633	(581)	-	6,942
Net cost of net debt						(345)
Non-controlling interests						(119)
Adjusted net income						6,478
Adjusted fully-diluted earnings per share ($)						2.84

(a) Except for earnings per share.

1st half 2014 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total

Total expenditures	13,310	725	479	74	-	14,588
Total divestments	2,367	26	54	24	-	2,471
Cash flow from operating activities	8,616	1,460	393	146	-	10,615

2nd quarter 2015 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total

Non-Group sales	4,498	19,793	20,419	5	-	44,715
Intersegment sales	4,921	7,383	223	56	(12,583)	-
Excise taxes	-	(1,007)	(4,439)	-	-	(5,446)
Revenues from sales	9,419	26,169	16,203	61	(12,583)	39,269
Operating expenses	(5,449)	(24,182)	(15,508)	(180)	12,583	(32,736)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,329)	(291)	(202)	(9)	-	(2,831)
Operating income	1,641	1,696	493	(128)	-	3,702
Equity in net income (loss) of affiliates and other items	319	107	503	174	-	1,103
Tax on net operating income	(909)	(433)	(193)	(93)	-	(1,628)
Net operating income	1,051	1,370	803	(47)	-	3,177
Net cost of net debt						(164)
Non-controlling interests						(42)
Net income						2,971

2nd quarter 2015 (adjustments) (a) (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total

Non-Group sales	(158)	-	-	-	-	(158)
Intersegment sales	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-
Revenues from sales	(158)	-	-	-	-	(158)
Operating expenses	(2)	123	51	-	-	172
Depreciation, depletion and amortization of tangible assets and mineral interests	(194)	(31)	(23)	-	-	(248)
Operating income (b)	(354)	92	28	-	-	(234)
Equity in net income (loss) of affiliates and other items	(191)	(71)	374	-	-	112
Tax on net operating income	36	-	(24)	-	-	12
Net operating income (b)	(509)	21	378	-	-	(110)
Net cost of net debt						-
Non-controlling interests						(4)
Net income						(114)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect

- On operating income	-	199	51	-

- On net operating income	-	138	43	-

2nd quarter 2015 (adjusted) (M$) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total

Non-Group sales	4,656	19,793	20,419	5	-	44,873
Intersegment sales	4,921	7,383	223	56	(12,583)	-
Excise taxes	-	(1,007)	(4,439)	-	-	(5,446)
Revenues from sales	9,577	26,169	16,203	61	(12,583)	39,427
Operating expenses	(5,447)	(24,305)	(15,559)	(180)	12,583	(32,908)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,135)	(260)	(179)	(9)	-	(2,583)
Adjusted operating income	1,995	1,604	465	(128)	-	3,936
Equity in net income (loss) of affiliates and other items	510	178	129	174	-	991
Tax on net operating income	(945)	(433)	(169)	(93)	-	(1,640)
Adjusted net operating income	1,560	1,349	425	(47)	-	3,287
Net cost of net debt						(164)
Non-controlling interests						(38)
Adjusted net income						3,085
Adjusted fully-diluted earnings per share ($)						1.34

(a) Except for earnings per share.

2nd quarter 2015 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total

Total expenditures	5,653	465	436	36	-	6,590
Total divestments	379	874	627	13	-	1,893
Cash flow from operating activities	2,713	1,700	379	(60)	-	4,732

2nd quarter 2014 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total

Non-Group sales	6,205	28,143	28,213	-	-	62,561
Intersegment sales	8,057	11,740	402	46	(20,245)	-
Excise taxes	-	(1,281)	(5,073)	-	-	(6,354)
Revenues from sales	14,262	38,602	23,542	46	(20,245)	56,207
Operating expenses	(7,174)	(37,744)	(22,966)	(262)	20,245	(47,901)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,314)	(408)	(198)	(9)	-	(2,929)
Operating income	4,774	450	378	(225)	-	5,377
Equity in net income (loss) of affiliates and other items	719	65	98	7	-	889
Tax on net operating income	(2,471)	(114)	(128)	(218)	-	(2,931)
Net operating income	3,022	401	348	(436)	-	3,335
Net cost of net debt						(206)
Non-controlling interests						(25)
Net income						3,104

2nd quarter 2014 (adjustments) (a) (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total

Non-Group sales	(36)	-	-	-	-	(36)
Intersegment sales	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-
Revenues from sales	(36)	-	-	-	-	(36)
Operating expenses	-	122	(27)	-	-	95
Depreciation, depletion and amortization of tangible assets and mineral interests	-	(40)	-	-	-	(40)
Operating income (b)	(36)	82	(27)	-	-	19
Equity in net income (loss) of affiliates and other items	-	(32)	(7)	-	-	(39)
Tax on net operating income	7	(50)	10	-	-	(33)
Net operating income (b)	(29)	-	(24)	-	-	(53)
Net cost of net debt						-
Non-controlling interests						6
Net income						(47)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect

- On operating income	-	122	(5)	-

- On net operating income	-	77	(3)	-

2nd quarter 2014 (adjusted) (M$) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total

Non-Group sales	6,241	28,143	28,213	-	-	62,597
Intersegment sales	8,057	11,740	402	46	(20,245)	-
Excise taxes	-	(1,281)	(5,073)	-	-	(6,354)
Revenues from sales	14,298	38,602	23,542	46	(20,245)	56,243
Operating expenses	(7,174)	(37,866)	(22,939)	(262)	20,245	(47,996)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,314)	(368)	(198)	(9)	-	(2,889)
Adjusted operating income	4,810	368	405	(225)	-	5,358
Equity in net income (loss) of affiliates and other items	719	97	105	7	-	928
Tax on net operating income	(2,478)	(64)	(138)	(218)	-	(2,898)
Adjusted net operating income	3,051	401	372	(436)	-	3,388
Net cost of net debt						(206)
Non-controlling interests						(31)
Adjusted net income						3,151
Adjusted fully-diluted earnings per share ($)						1.38

(a) Except for earnings per share.

2nd quarter 2014 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total

Total expenditures	7,999	475	203	46	-	8,723
Total divestments	568	15	28	20	-	631
Cash flow from operating activities	4,805	(133)	304	301	-	5,277

9) Reconciliation of the information by business segment with consolidated financial statements

1st half 2015 (M$)	Adjusted	Adjustments (a)	Consolidated statement of income
Sales	87,332	(304)	87,028
Excise taxes	(10,796)	-	(10,796)
Revenues from sales	76,536	(304)	76,232

Purchases net of inventory variation	(51,035)	478	(50,557)
Other operating expenses	(12,131)	(172)	(12,303)
Exploration costs	(902)	(87)	(989)
Depreciation, depletion and amortization of tangible assets and mineral interests	(5,409)	(1,294)	(6,703)
Other income	884	1,459	2,343
Other expense	(235)	(603)	(838)

Financial interest on debt	(493)	-	(493)
Financial income from marketable securities & cash equivalents	59	-	59
Cost of net debt	(434)	-	(434)

Other financial income	397	-	397
Other financial expense	(329)	-	(329)

Equity in net income (loss) of affiliates	1,311	(36)	1,275

Income taxes	(2,914)	341	(2,573)
Consolidated net income	5,739	(218)	5,521
Group share	5,687	(53)	5,634
Non-controlling interests	52	(165)	(113)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

1st half 2014 (M$)	Adjusted	Adjustments (a)	Consolidated statement of income
Sales	123,258	(10)	123,248
Excise taxes	(12,186)	-	(12,186)
Revenues from sales	111,072	(10)	111,062

Purchases net of inventory variation	(78,639)	(64)	(78,703)
Other operating expenses	(14,456)	(137)	(14,593)
Exploration costs	(920)	-	(920)
Depreciation, depletion and amortization of tangible assets and mineral interests	(5,634)	(40)	(5,674)
Other income	548	648	1,196
Other expense	(263)	(49)	(312)

Financial interest on debt	(467)	-	(467)
Financial income from marketable securities & cash equivalents	50	-	50
Cost of net debt	(417)	-	(417)

Other financial income	426	-	426
Other financial expense	(349)	-	(349)

Equity in net income (loss) of affiliates	1,713	(366)	1,347

Income taxes	(6,484)	(15)	(6,499)
Consolidated net income	6,597	(33)	6,564
Group share	6,478	(39)	6,439
Non-controlling interests	119	6	125

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

2nd quarter 2015 (M$)	Adjusted	Adjustments (a)	Consolidated statement of income
Sales	44,873	(158)	44,715
Excise taxes	(5,446)	-	(5,446)
Revenues from sales	39,427	(158)	39,269

Purchases net of inventory variation	(26,603)	250	(26,353)
Other operating expenses	(5,955)	(76)	(6,031)
Exploration costs	(350)	(2)	(352)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,583)	(248)	(2,831)
Other income	358	364	722
Other expense	(136)	(260)	(396)

Financial interest on debt	(231)	-	(231)
Financial income from marketable securities & cash equivalents	28	-	28
Cost of net debt	(203)	-	(203)

Other financial income	255	-	255
Other financial expense	(163)	-	(163)

Equity in net income (loss) of affiliates	677	8	685

Income taxes	(1,601)	12	(1,589)
Consolidated net income	3,123	(110)	3,013
Group share	3,085	(114)	2,971
Non-controlling interests	38	4	42

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

2nd quarter 2014 (M$)	Adjusted	Adjustments (a)	Consolidated statement of income
Sales	62,597	(36)	62,561
Excise taxes	(6,354)	-	(6,354)
Revenues from sales	56,243	(36)	56,207

Purchases net of inventory variation	(40,488)	117	(40,371)
Other operating expenses	(7,207)	(22)	(7,229)
Exploration costs	(301)	-	(301)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,889)	(40)	(2,929)
Other income	96	-	96
Other expense	(133)	(30)	(163)

Financial interest on debt	(266)	-	(266)
Financial income from marketable securities & cash equivalents	31	-	31
Cost of net debt	(235)	-	(235)

Other financial income	265	-	265
Other financial expense	(183)	-	(183)

Equity in net income (loss) of affiliates	883	(9)	874

Income taxes	(2,869)	(33)	(2,902)
Consolidated net income	3,182	(53)	3,129
Group share	3,151	(47)	3,104
Non-controlling interests	31	(6)	25

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

10) Changes in progress in the Group structure

➢	Upstream

•

TOTAL announced in November 2012 an agreement for the sale in Nigeria of its 20% interest in block OML 138 to a subsidiary of China Petrochemical Corporation (Sinopec). On July 17, 2014, Sinopec informed the Group of its decision to not complete the transaction. The Group is actively pursuing its divestment process. At June 30, 2015 the assets and liabilities remain respectively classified in the consolidated balance sheet in “assets classified as held for sale” for an amount of $2,477 million and “liabilities directly associated with the assets classified as held for sale” for an amount of $1,083 million. The assets concerned mainly include tangible assets for an amount of $2,238 million.

•

TOTAL has signed in July 2014 an agreement with Exxaro Resources Ltd for the sale of its 100% stake in Total Coal South Africa, its coal-producing affiliate in South Africa. Completion of the sale is subject to approval by the relevant authorities. At June 30, 2015 the assets and liabilities remain respectively classified in the consolidated balance sheet in “assets classified as held for sale” for an amount of $277 million and “liabilities directly associated with the assets classified as held for sale” for an amount of $56 million. The assets concerned mainly include tangible assets for an amount of $209 million.

11) Post-closing and other events

•

In July 2015 new negotiations with Exxaro Resources Ltd took place in relation with the sale of TOTAL’s 100% stake in Total Coal South Africa. The accounting impacts of these new negotiations have been taken into account in the Group’s consolidated financial statements at June 30, 2015.

•	On July 28, 2015, TOTAL signed an agreement to sell 20% of its interests in the Laggan, Tormore, Edradour and Glenlivet fields located in the West of Shetland area to SSE E&P Ltd.